PROSPECTUS

                                 256,345 SHARES

                           MONTEREY HOMES CORPORATION

                                  COMMON STOCK

         This Prospectus relates to the offering from time to time by Monterey Homes Corporation, a Maryland corporation (the "Company"), of up to 256,345 shares, (the "Shares") of its common stock, par value $.01 per share (the "Common Stock"), upon the exercise of 204,433 warrants (the "Warrants"). In connection with the merger (the "Merger"), effective December 31, 1996, of Monterey Homes Construction II, Inc., an Arizona corporation ("MHC II"), and
Monterey Homes Arizona II, Inc., an Arizona corporation ("MHA II" and collectively with MHC II, the "Monterey Entities" or "Monterey"), with and into Homeplex Mortgage Investments Corporation, a Maryland corporation ("Homeplex"), with Homeplex surviving and changing its name to Monterey Homes Corporation, warrants of Monterey that were previously outstanding were converted into the Warrants. See "The Merger." The number of Shares obtainable upon exercise of the Warrants are subject to increase or decrease under certain antidilution provisions. The Warrants became exercisable on the effective date of the Merger and will continue to be exercisable at any time on or prior to October 15, 2001 or such earlier date upon the liquidation, dissolution or winding up of the Company. Each Warrant may be exercised for the purchase of 1.2069 shares of Common Stock at an exercise price of $4.0634 per Warrant. See"The Merger - The Merger Consideration" and "Description of Capital Stock."

         The Company will not receive any of the proceeds from the exercise of the Warrants. William W. Cleverly and Steven J. Hilton (the "Monterey Stockholders") will receive proceeds of $863,058 if all of the Company Warrants (defined herein to include the Warrants) are exercised. See "Prospectus Summary" and "The Merger - The Merger Consideration." The cost of registering the Shares is being borne by the Company.

         The Company's Common Stock is traded on the NYSE under the symbol "MTH." On May 5, 1998, the closing sale price for the Common Stock as reported by the NYSE was $19 1/4 per share. See "Price of Common Stock and Dividend Policy."

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE

ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 5, 1998.

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 3 to a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and securities offered hereby, reference is made to the Registration Statement.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements, and other information with the Commission. The Registration Statement and the exhibits thereto, and the reports, proxy statements, information statements, and other information, filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval system at the Commission's Web Site (http://www.sec.gov). The Company's Common Stock is listed on the NYSE and copies of the Registration Statement and the exhibits thereto, and of such reports, proxy statements, information statements, and other information, can also be inspected at the offices of the NYSE at 20 Broad Street, 17th Floor, New York, New York 10005.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Commission or otherwise. The words "believe," "expect," "anticipate," and "project," and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but not be limited to, projections of revenues, income or loss, home sales, housing permits, backlog, inventory, capital expenditures, plans for acquisitions, plans for future operations, financing needs or plans, the impact of inflation, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

         Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Potential risks and uncertainties include such factors as the strength and competitive pricing environment of the single-family housing market, changes in the availability and pricing of residential mortgages, changes in the availability and pricing of real estate in the markets in which the Company operates, demand for and acceptance of the Company's products, the success of planned marketing and promotional campaigns, and the ability of the Company and acquisition candidates to successfully integrate their operations. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Prospectus, including under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below, describe additional factors, among others, that could contribute to or cause such differences.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus.

The Company

         The Company designs, builds and sells single family homes in Arizona and Texas. The Company builds move-up and semi-custom, luxury homes in the Phoenix and Tucson, Arizona metropolitan areas, and entry-level and move-up homes in the Dallas/Fort Worth, Austin and Houston, Texas metropolitan areas. The Company has undergone significant growth in recent periods and is pursuing a strategy of expanding the geographic scope of its operations.

         The Company was originally formed as a real estate investment trust ("REIT"), investing in mortgage-related assets and, to a lesser extent, selected real estate loans. On December 31, 1996, the Company acquired by merger (the "Merger") the homebuilding operations of various entities operating under the Monterey Homes name ("Monterey"). Monterey has been building homes in Arizona for over 10 years, specializing in semi-custom, luxury homes and move-up homes. In connection with the acquisition by the Company, the management of Monterey assumed effective control of the Company. Following the Merger, the Company's principal activity has been homebuilding.

         As part of a strategy to diversify its operations, on July 1, 1997, the Company combined with (the "Legacy Combination") the homebuilding operations of several entities operating under the name Legacy Homes ("Legacy"). Legacy has been operating in the Texas market since 1988, and designs, builds and sells entry-level and move-up homes. In connection with the Combination, John R. Landon, the founder and Chief Executive Officer of the Legacy Homes entities, joined senior management and the Board of Directors of the Company, and continues to oversee the operations of Legacy Homes.

         Unaudited pro forma revenues and net earnings for 1997 would have been $189.4 million and $17.8 million, respectively, if the Merger and the Legacy Combination had occurred prior to 1997, with pro forma adjustments and related income tax effects.

         As a result of losses from operations by the Company during its operation as a REIT, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $43 million and $27 million, respectively, at December 31, 1997. Accordingly, the Company currently pays limited income taxes.

         The Company is a Maryland corporation headquartered in Scottsdale, Arizona. The Company's principal executive offices are located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and its telephone number is (602) 998-8700.

         In connection with the Merger, the Company effected, and all share information herein reflects, a three-for-one reverse stock split.

         For additional information concerning the Company, see "Business of the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements included herein.

The Offering

Securities Offered..................... 256,345    Shares   of   Common   Stock,
                                        including the Contingent  Stock issuable
                                        upon exercise of the  Warrants,  subject
                                        to adjustment under certain antidilution
                                        provisions under the document  governing
                                        the  Warrants.  The  Shares are equal to
                                        approximately  4.88% of the  outstanding
                                        Common  Stock  of  the  Company,   after
                                        giving effect to the exercise of the Warrants but not to the exercise or conversion of any other stock options, convertible securities, or warrants.


Transfer Restrictions.................. Certain transfer  restrictions  apply to the ownership of Common Stock of the Company and will also apply to the ownership of the Warrants. See "The Merger - Amendment to the Articles of Incorporation" and "The Merger - NOL Carryforward" for a description of such restrictions.

Warrants Outstanding................... 204,433 Warrants are outstanding.

Common Stock Outstanding............... As of May 5, 1998,  5,316,692  shares of
                                        Common Stock were outstanding.

Use of Proceeds........................ There will be no proceeds to the Company
                                        from  the  sale  of  the   Shares   upon
                                        exercise  of  the  Warrants.   Upon  the
                                        exercise  of the  Warrants,  the Company
                                        will remit the exercise price of $4.0634
                                        per Warrant (subject to adjustment),  or
                                        aggregate      gross     proceeds     of
                                        approximately $863,058 if all of the Warrants are exercised, to the Monterey Stockholders. See "Use of Proceeds" and "The Merger."

Description of Warrants:

Expiration of Warrants................. October  15, 2001 or such  earlier  date upon the liquidation, dissolution, or winding up of the Company.

Exercise............................... Each Warrant entitles the holder thereof to  purchase  1.2069  shares  of  Common
                                        Stock for $4.0634 (subject to adjustment as described herein). The Warrants may be exercised at any time on or prior to the Expiration Date.

Adjustments............................ The number of shares of Common Stock for which a Warrant is  exercisable  and the
                                        purchase  price  thereof  are subject to
                                        adjustment  from  time to time  upon the
                                        occurrence of certain events, including,
                                        among other things, certain issuances of
                                        stock,  options,  or  other  securities,
                                        liquidating  distributions,  and certain
                                        subdivisions,      combinations,     and
                                        reclassifications of the Common Stock. A
                                        Warrant does not entitle the holder thereof to receive any dividends paid on Common Stock.


For additional information concerning the Warrants, see "The Merger - The Merger Consideration" and "Description of Capital Stock." For additional information concerning the Shares, see "Description of Capital Stock."

                                  RISK FACTORS

         The Company's future operating results and financial condition are dependent on the Company's ability to successfully design, develop, construct and sell homes that satisfy dynamic customer demand patterns. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future operating results and financial condition. In addition, the price of the Company's Common Stock and the Warrants could be affected not only by such operating and financial conditions, but also by other factors. Potential risks and uncertainties that could affect the Company's future operating results and financial condition and the performance of its Common Stock and the Warrants include, without limitation, the factors discussed below.

         Possible Volatility of Securities Prices. The market price of the Company's Common Stock and Warrants could be subject to significant fluctuations in response to certain factors, such as, among others, variations in anticipated or actual results of operations of the Company or other companies in the homebuilding industry, earnings estimates by analysts and changes in those estimates, changes in conditions affecting the economy generally, and general trends in the industry, as well as other factors unrelated to the Company's operating results.

         Restrictions on Transfer; Influence by Principal Stockholders. In order to preserve maximum utility of certain net operating loss carryforwards, the Company's charter, among other transfer limitations, precludes (i) any person from transferring shares of Common Stock or rights to acquire Common Stock if the effect thereof would be to make any person or group an owner of 4.9% or more of the outstanding shares of Common Stock, or (ii) an increase in the ownership position of any person or group that already owns 4.9% or more of such outstanding shares. As a result of the foregoing factors, Messrs. Cleverly, Hilton and Landon should have working control of the Company for the foreseeable future. One or more of the foregoing factors could delay or prevent a future change of control of the Company, which could depress the price of the Common Stock. In addition, such restrictions will also apply to the Warrants. Ownership of the Warrants will be aggregated with ownership of shares of Common Stock otherwise held by a holder of Warrants to determine if the allowable ownership percentage is exceeded. See "The Merger - Amendment to Articles of Incorporation" and "The Merger - NOL Carryforward."

         Homebuilding Industry Factors. The homebuilding industry is cyclical and is significantly affected by changes in national and local economic and other conditions, such as employment levels, availability of financing, interest rates, consumer confidence and housing demand. Although the Company believes that certain of its customers (particularly purchasers of luxury homes) are somewhat less price sensitive than generally is the case for other homebuilders, such uncertainties could adversely affect the Company's performance. In addition, homebuilders are subject to various risks, many of which are outside the control of the homebuilders, including delays in construction schedules, cost overruns, changes in government regulation, increases in real estate taxes and other local government fees, and availability and cost of land, materials, and labor. Although the principal raw materials used in the homebuilding industry generally are available from a variety of sources, such materials are subject to periodic price fluctuations. There can be no assurance that the occurrence of any of the foregoing will not have a material adverse effect on the Company.

         Customer demand for new housing also impacts the homebuilding industry. Real estate analysts predict that in 1998 new home sales in the Phoenix metropolitan area may slow and that sales in the Tucson metropolitan may remain relatively flat. In the Dallas/Fort Worth, Houston and Austin metropolitan areas, predictions are that new home sales will remain relatively flat or show a moderate increase for 1998. Any slowing in new home sales in any of the principal markets in which the Company operates could have a material adverse affect on the Company's business and operating results.

         The homebuilding industry is subject to the potential for significant variability and fluctuations in real estate values, as evidenced by the changes in real estate values in recent years in Arizona and Texas. Although the Company believes that its projects are currently reflected on its balance sheet at appropriate values, no assurance can be given that write-downs of some or all of the Company's projects will not occur if market conditions deteriorate, or that such write-downs will not be material in amount.

         Fluctuations in Operating Results. The Company historically has experienced, and in the future the Company expects to continue to experience, variability in home sales and net earnings on a quarterly basis. Factors expected to contribute to this variability include, among others (i) the timing of home closings and land sales, (ii) the Company's ability to continue to acquire additional land or options to acquire additional land on acceptable terms, (iii) the condition of the real estate market and the general economy in Arizona and Texas and in other areas into which the Company may expand its operations, (iv) the cyclical nature of the homebuilding industry and changes in prevailing interest rates and the availability of mortgage financing, (v) costs or shortages of materials and labor, and (vi) delays in construction schedules due to strikes, adverse weather conditions, acts of God or the availability of subcontractors or governmental restrictions. As a result of such variability, the Company's historical financial performance may not be a meaningful indicator of the Company's future results.

         Interest Rates and Mortgage Financing. The Company believes that certain of its customers (particularly purchasers of luxury homes) have been somewhat less sensitive to interest rates than many homebuyers. However, many purchasers of the Company's homes finance their acquisition through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates and housing costs and the unavailability of mortgage financing. If mortgage interest rates increase and the ability of prospective buyers to finance home purchases is consequently adversely affected, the Company's home sales, gross margins, and net income may be adversely impacted and such adverse impact may be material. In any event, the Company's homebuilding activities are dependent upon the availability and costs of mortgage financing for buyers of homes owned by potential customers so those customers ("move-up buyers") can sell their homes and purchase a home from the Company. Any limitations or restrictions on the availability of such financing could adversely affect the Company's home sales. Furthermore, changes in federal income tax laws may affect demand for new homes. From time to time, proposals have been publicly discussed to limit mortgage interest deductions and to eliminate or limit tax-free rollover treatment provided under current law where the proceeds of the sale of a principal residence are reinvested in a new principal residence. Enactment of such proposals may have an adverse effect on the homebuilding industry in general, and on demand for the Company's products in particular. No prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

         Competition. The homebuilding industry is highly competitive and fragmented. Homebuilders compete for desirable properties, financing, raw materials, and skilled labor. The Company competes for residential home sales with other developers and individual resales of existing homes. The Company's competitors include large homebuilding companies, some of which have greater financial resources than the Company, and smaller homebuilders, who may have lower costs than the Company. Competition is expected to continue and become more intense and there may be new entrants in the markets in which the Company currently operates. Further, the Company will face a variety of competitors in other new markets it may enter in the future.

         Lack of Geographic Diversification; Limited Product Diversification. The Company's operations are presently localized in the Phoenix and Tucson, Arizona and Dallas/Ft. Worth, Austin and Houston, Texas metropolitan areas. In addition, the Company currently operates in two primary market segments in
Arizona: the semi-custom, luxury market and the move-up buyer market; and in two primary market segments in Texas: the move-up buyer market and the entry-level home market. Failure to be more geographically or economically diversified by product line could have an adverse impact on the Company if the homebuilding markets in Arizona or Texas should decline. See "Risk Factors - Homebuilding Industry Factors."

         Additional Financing; Limitations. The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Accordingly, the Company may incur substantial indebtedness to finance its homebuilding activities. At December 31, 1997, the Company's notes payable totaled approximately $22.9 million. The Company may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and/or securities offerings. In addition, lenders are increasingly requiring developers to invest significant amounts of equity in a project both in connection with origination of new loans as well as the extension of existing loans. If the Company is not successful in obtaining sufficient capital to fund its planned capital and other expenditures, new projects planned or begun may be delayed or abandoned. Any such delay or abandonment could result in a reduction in home sales and may adversely affect the Company's operating results. There can be no assurance that additional debt or equity financing will be available in the future or on terms acceptable to the Company.

         In addition, the amount and types of indebtedness that the Company can incur is limited by the terms and conditions of its current indebtedness. The Company must comply with numerous operating and financial maintenance covenants and there can be no assurance that the Company will be able to maintain compliance with such financial and other covenants. Failure to comply with such covenants would result in a default and resulting cross defaults under the Company's other indebtedness, and could result in acceleration of all such indebtedness. Any such acceleration would have a material adverse affect on the Company.

         Government Regulations; Environmental Considerations. The Company is subject to local, state, and federal statutes and rules regulating certain developmental matters, as well as building and site design. In addition, the Company is subject to various fees and charges of governmental authorities designed to defray the cost of providing certain governmental services and improvements. The Company may be subject to additional costs and delays or may be precluded entirely from building projects because of "no growth" or "slow growth" initiatives, building permit allocation ordinances, building moratoriums, or similar government regulations that could be imposed in the future due to health, safety, welfare, or environmental concerns. The Company must also obtain licenses, permits, and approvals from government agencies to engage in certain of its activities, the granting or receipt of which are beyond the Company's control.

         The Company and its competitors are subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause the Company to incur substantial compliance and other costs, and may also prohibit or severely restrict development in certain environmentally sensitive regions or areas. In addition, environmental regulations can have an adverse impact on the availability and price of certain raw materials such as lumber.

         Recent Expansion and Future Expansion. The Company recently concluded a significant expansion into the Texas market (see "The Legacy Combination"), and the Company may continue to consider expansion into other areas of the country. The magnitude, timing and nature of any future acquisitions will depend on a number of factors, including suitable acquisition candidates, the negotiation of acceptable terms, the Company's financial capabilities, and general economic and business conditions. Acquisitions by the Company may result in the incurrence of additional debt and/or amortization of expenses related to goodwill and intangible assets that could adversely affect the Company's profitability. Acquisitions could also result in potentially dilutive issuances of the Company's equity securities. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has had no or only limited direct experience and the potential loss of key employees of the acquired company. There can be no assurance that the Company will be able to expand into new markets on a profitable basis or that it can successfully manage its expansion into Texas or any additional markets.

         Dependence on Key Personnel. The Company's success is largely dependent on the continuing services of certain key persons, including William W. Cleverly, Steven J. Hilton and John R. Landon, and the ability of the Company to attract new personnel required to continue the development of the Company. The Company has entered into employment agreements with each of Messrs. Cleverly, Hilton and Landon. A loss by the Company of the services of Messrs. Cleverly, Hilton or Landon, or certain other key persons, could have a material adverse effect on the Company.

         Dependence on Subcontractors. The Company conducts its business only as a general contractor in connection with the design, development and construction of its communities. Virtually all architectural and construction work is performed by subcontractors of the Company. As a consequence, the Company is dependent upon the continued availability and satisfactory performance by unaffiliated third-party subcontractors in designing and building its homes. There is no assurance that there will be sufficient availability and satisfactory performance by unaffiliated third-party subcontractors in designing and building its homes, and such a lack could have a material adverse affect on the Company.

         NOL Carryforward. The ability of the Company to use the NOL Carryforward to offset future taxable income would be substantially limited under Section 382 of the Code if an "ownership change," within the meaning of
Section 382 of the Code, has occurred or occurs with respect to the Company before expiration of the NOL Carryforward. The Company believes that (i) there was not an "ownership change" of the Company prior to the effective date of the Merger, (ii) the Merger did not cause an "ownership change," and (iii) the Legacy Combination did not cause an "ownership change."

         Pursuant to Section 384 of the Code, the Company may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by the Monterey Entities at the time of the Merger (or to offset taxable income resulting from sales of certain assets acquired in the Legacy Combination) to the extent that the fair market value of such assets at the time of the Merger (or at the time of the Legacy Combination) exceeded their tax basis as of the relevant date.

         There is no assurance that the Company will have sufficient earnings in the future to fully utilize the NOL Carryforward.

                                 USE OF PROCEEDS

         There will be no proceeds to the Company from the sale of the Shares upon exercise of the Warrants. Upon the exercise of the Warrants and the issuance of the Shares, the Company will remit the exercise price of $4.0634 per Warrant, or aggregate gross proceeds of approximately $863,058 if all of the Warrants are exercised, to the Monterey Stockholders. See "The Merger - The Merger Consideration." The Monterey Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act with respect to the Shares.

                                   THE MERGER

         The Company was initially formed to operate as a REIT, investing in mortgage related assets and selected real estate loans. The Company suffered significant losses several years ago and determined to try to acquire a home builder that could utilize its cash balances and other assets, as well as maximize the Company's status as a publicly traded entity. On September 13, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), by and among Homeplex Mortgage Investments Corporation ("Homeplex") and Monterey Homes Arizona II, Inc. and Monterey Homes Construction II, Inc. (collectively, "Monterey"), and William W. Cleverly and Steven J. Hilton (collectively, the "Monterey Stockholders"). On December 31, 1996, Homeplex and Monterey were merged. As a result of the Merger, the Company's status as a REIT was terminated, the Company's name was changed to Monterey Homes Corporation and its NYSE ticker symbol was changed to MTH. In addition, a one-for-three reverse stock split of the Company's issued and outstanding Common Stock was effected. The share information contained herein reflects the one-for-three reverse stock split. Following the Merger, the principal activity of the Company has been homebuilding.

The Merger Consideration

         Prior to the Merger, all of the outstanding common stock of Monterey was owned by the Monterey Stockholders. As consideration for the Merger, the Monterey Stockholders received 1,288,726 shares of Common Stock of the Company (the "Exchange Shares"), such number being equal to (i) the book value of Monterey on the effective date of the Merger ($2.5 million after certain distributions) determined in accordance with generally accepted accounting principles ("GAAP") consistent with the historical combined financial statements of Monterey, but reflecting adjustments for certain costs and reserves agreed to by the parties, multiplied by (ii) a factor of 3.0, and divided by (iii) the fully diluted book value per share of Homeplex common stock on the effective date of the Merger (after giving effect to outstanding stock options, whether vested or not, which were dilutive to book value and after consideration of amounts accrued for related dividend equivalent rights), determined in accordance with GAAP consistent with the historical consolidated financial statements of Homeplex.

         Prior to the Merger, Monterey had issued and outstanding warrants to purchase 133,334 shares of common stock of such companies (the "Monterey Warrants") at an exercise price of $18.75 per share. The Monterey Warrants represented approximately 16.5% of the fully diluted capitalization of Monterey (809,259 shares). On the effective date of the Merger, the Monterey Warrants were converted into the Company Warrants (which include the Warrants covered by this Prospectus) based on a formula that would allow the Company Warrants to purchase a number of shares of Common Stock of the Company determined by multiplying 133,334 by the ratio of (i) the total number of Exchange Shares issued in the Merger (as calculated above) divided by (ii) 809,259 (the "Warrant Conversion

Ratio"). The exercise price of the Company Warrants was adjusted by dividing the exercise price of the Monterey Warrants immediately prior to the Merger by the Warrant Conversion Ratio. In addition, the exercise price of the Company
Warrants was adjusted by a factor designed to compensate for certain distributions made to the Monterey Stockholders prior to the Merger. Following completion of audited financials for the year ended December 31, 1996, the Company established the number of Company Warrants as 212,398. Each Warrant may be exercised for the purchase of 1.2069 shares of Common Stock at an exercise price of $4.0634 per Company Warrant or 250,000 shares, approximating 16.5% of the Exchange Shares and Contingent Stock as discussed below.

         Although all of the Exchange Shares were issued in the name of the Monterey Stockholders, the Company will hold approximately 16.5%, or 212,398, of the Exchange Shares issued in the names of the Monterey Stockholders for release to holders of the Company Warrants upon exercise of the Company Warrants, and the Company will remit the exercise price paid upon such exercises to the Monterey Stockholders. Upon expiration of unexercised Company Warrants, the Company will distribute the appropriate amount of Exchange Shares to the Monterey Stockholders. The Monterey Stockholders are entitled to vote the Exchange Shares issued in their names but allocated to the Company Warrants, prior to the time the Company Warrants are exercised. Including the Exchange Shares allocated to the Company Warrants, Mr. Cleverly owns 647,696 shares or 12.18% of the outstanding Common Stock of the Company and Mr. Hilton owns 644,363 shares or 12.12%. If all of the Company Warrants were exercised, Mr. Cleverly would own 541,497 shares or 10.19% of the outstanding Common Stock of the Company and Mr. Hilton would own 538,164 shares or 10.12% of the outstanding Common Stock of the Company. These numbers exclude the Employment Options and the Contingent Stock described below. As of the date of this prospectus, 9,612 shares of Common Stock were issued to Warrant holders upon the exercise of the Company Warrants.

         In addition to the Exchange Shares, the Company has reserved for issuance 266,667 shares of common stock, subject to certain contingencies (the "Contingent Stock"). Of such stock, approximately 16.5% (the "Contingent Warrant Stock") or 43,947 shares are being reserved pending exercise of the Company Warrants. When a Company Warrant is exercised, the holder will receive not only the Exchange Shares into which the Company Warrant is exercisable, but also his proportionate share of the Contingent Warrant Stock. The remaining approximately 83.5% of the original 266,667 shares of Contingent Stock are to be issued to the Monterey Stockholders only if certain Common Stock average trading price thresholds are reached at any time during the five years following the effective date of the Merger as described below, provided that at the time of any such issuance to a Monterey Stockholder, such Monterey Stockholder is still employed with the Company. The average trading price thresholds and employment restrictions will not apply to the Contingent Warrant Stock. The Contingent Stock will be issued to the Monterey Stockholders as follows:

(i) if the closing price of the Common Stock on the NYSE (the "Stock Price") averages $5.25 or more for twenty consecutive trading days at any time during the five year period following the effective date of the Merger, then 44,942 shares of the Contingent Stock will be issued but only after the first anniversary of such effective date;

(ii) if the Stock Price averages $7.50 or more for twenty consecutive trading days at any time during the five year period following the effective date of the Merger, then an additional 88,888 shares of the Contingent Stock will be issued but only after the second anniversary of such effective date; and

(iii) if the Stock Price averages $10.50 or more for twenty consecutive trading days at any time during the five year period following the effective date of the Merger, then the remaining 88,890 shares of the Contingent Stock will be issued but only after the third anniversary of such effective date.

         As of September 5, 1997, each of the three thresholds described above had been achieved. Therefore, in January, 1998, 44,942 shares of Contingent Stock were issued to the Monterey Stockholders; on January 1, 1999 or as soon thereafter as is practicable, 88,888 shares will be issued to the Monterey Stockholders; and on January 1, 2000 or as soon thereafter as is practicable, the remaining 88,890 shares will be issued to the Monterey Stockholders, but in each case only if the Monterey Stockholders remain employed with the Company at such times.

Monterey Stockholder Employment Agreements and Employment Options

         In connection with the Merger, the Company and the Monterey Stockholders executed employment agreements (the "Employment Agreements"), each with a term ending on December 31, 2001 and providing for an initial base salary of $200,000 per year (increasing by 5% of the prior year's base salary per year), and an annual bonus for the first two years of the lesser of 4% of the pre-tax consolidated net income of the Company or $200,000. Thereafter, the bonus percentage payout of consolidated net income would be determined by the then-existing compensation committee of the board of directors of the Company, provided that in no event will the bonus payable in any year exceed $200,000 for each Monterey Stockholder. Under the Employment Agreements, the Monterey Stockholders will serve as co-Chief Executive Officers and will also serve as Chairman and President. If a Monterey Stockholder voluntarily terminates his employment or is discharged for "Cause," the Company will have no obligation to pay him any further salary or bonus. If a Monterey Stockholder is terminated during the term of the Employment Agreement without "Cause" or as a result of his death or permanent disability, the Company will be obligated to pay such Monterey Stockholder (a) his then current annual salary through the term of the Employment Agreement if terminated without "Cause," or for six months after termination in the event of death or disability, plus (b) a pro rated bonus. "Cause" is defined to mean only an act or acts of dishonesty by a Monterey
Stockholder constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at the expense of the Company.

         The Employment Agreements contain non-compete provisions that restrict the Monterey Stockholders until December 31, 2001, from, except in connection with the performance of their duties under the Employment Agreements, (i) engaging in the homebuilding business, (ii) recruiting, hiring, or discussing employment with any person who is, or within the past six months was, an employee of the Company, (iii) soliciting any customer or supplier to discontinue its relationship with the Company, or (iv) except solely as a limited partner with no management or operating responsibilities, engaging in the land banking or lot development business; provided, however, the foregoing provisions do not restrict (A) the ownership of less than 5% of a publicly-traded company, or (B) in the event the employment of such Monterey Stockholder is terminated under the Employment Agreement, engaging in the custom homebuilding business, engaging in the production homebuilding business outside a 100 mile radius of any project of the Company or outside Northern California, or engaging in the land banking or lot development business. The non-compete provisions will survive the termination of the Employment Agreement unless such Monterey Stockholder is terminated by the Company without Cause.

         The Employment Agreements also provide for the grant to each Monterey Stockholder of options to purchase an aggregate of 166,667 shares of Common Stock per Monterey Stockholder at an exercise price of $5.25 per share (the "Employment Options"). The Employment Options expire on December 31, 2002 and vest annually over three years in equal increments beginning on the first anniversary of the effective date of the Merger; provided, however, the Employment Options will vest in full and will be exercisable upon a change of control of the Company prior to the third anniversary of the effective date of the Merger. If a Monterey Stockholder voluntarily terminates his employment with the Company, the Employment Options will be exercisable for a period of six months following such termination. If a Monterey Stockholder is terminated without Cause, the Employment Options will be immediately vested in full and will be exercisable until December 31, 2002. If a Monterey Stockholders' employment with the Company is terminated as a result of death or disability, the Employment Options will be exercisable for a period of one year following such termination. If the Company terminates a Monterey Stockholders' employment for Cause, the Employment Options will terminate immediately.

         For a description of certain amendments to the Employment Agreements, see "The Legacy Combination - June 24, 1997 Letter Agreement."

Registration Rights

         The Company has entered into a Registration Rights Agreement dated December 31, 1996 with each of the Monterey Stockholders (the "Registration Rights Agreements") pursuant to which it granted registration rights to the Monterey Stockholders with respect to the Exchange Shares, the Contingent Stock, and the Common Stock underlying the Employment Options. Pursuant to such rights, subject to certain conditions and limitations, at any time after the first anniversary of the effective date of the Merger, the Monterey Stockholders may require the Company to register such shares under the Securities Act for resale by the Monterey Stockholders. The Company has also agreed to take any action required to be taken under applicable state securities or "blue sky" laws in connection with such registration. The Company will pay all expenses relating to the registration of shares pursuant to the Registration Rights Agreements.

Each Monterey Stockholder will pay any fees and expenses of counsel to the stockholder, underwriting discounts and commissions, and transfer taxes, if any, relating to the resale of the Monterey Stockholder's Common Stock.

Board of Directors

         The board of directors of the Company currently consists of William W. Cleverly, Steven J. Hilton, Alan Hamberlin, John R. Landon, Robert G. Sarver, C. Timothy White and Raymond Oppel. In connection with the Merger, the Articles of Incorporation of the Company were amended to, among other things, provide for two classes of its directors, designated as Class I and Class II. Each Class will consist of one-half of the directors or as close an approximation thereto as possible. The Class I directors were elected in December of 1996 for a two-year term. Mr. Oppel was appointed to the board of directors as a Class I director in the fourth quarter of 1997. The Class II directors were elected in September of 1997 for a two-year term. Messrs. Cleverly, Hilton, Hamberlin, and Oppel are Class I directors and Messrs. Landon, Sarver and White are Class II directors. At each subsequent annual meeting of stockholders, each of the successors to the directors of the Class whose term has expired at such annual meeting will be elected for a term running until the second annual meeting next succeeding his or her election and until his or her successor is duly elected and qualified.

Hamberlin Stock Options

         Pursuant to an employment agreement entered into on December 21, 1995, in lieu of an annual base salary in cash, Homeplex and Mr. Hamberlin entered into a Stock Option Agreement dated December 21, 1995 (the "Hamberlin Stock Option Agreement") pursuant to which Homeplex granted an option to Mr. Hamberlin to purchase 250,000 shares of Homeplex common stock at $4.50 per share, which was the fair market value per share on December 21, 1995 (the "Hamberlin Stock Options"). The Hamberlin Stock Options are fully vested and are exercisable until December 21, 2000. In addition, Mr. Hamberlin has also been granted other options to purchase 105,601 shares of Common Stock of the Company.

Amendment to Articles of Incorporation

         In connection with the Merger, the Articles of Incorporation of the Company were amended to, among other things, (i) change the name of Homeplex to "Monterey Homes Corporation," (ii) reclassify and change each share of Homeplex common stock issued and outstanding into one-third of a share of Common Stock,
(iii) amend and make more restrictive the limitations on the transfer of Common Stock to preserve maximum utility of the Company's net operating loss carryforward (the "NOL Carryforward") (see "NOL Carryforward" below), and (iv) provide for the Class I and Class II Directors (see "Board of Directors" above).

         With respect to the restrictions on transfer of the Common Stock, the Articles of Incorporation of the Company generally prohibit concentrated ownership of the Company which might jeopardize its NOL Carryforward. The amended transfer restrictions generally preclude for a period of up to five years any person from transferring shares of Common Stock (or any other subsequently issued voting or participating stock) or rights to acquire Common Stock, if the effect of the transfer would be to (a) make any person or group an owner of 4.9% or more of the outstanding shares of such stock (by value), (b) increase the ownership position of any person or group that already owns 4.9% or more of the outstanding shares of such stock (by value), or (c) cause any person or group to be treated like the owner of 4.9% or more of the outstanding shares of such stock (by value) for tax purposes. Direct and indirect ownership of Common Stock and rights to acquire Common Stock are taken into consideration for purposes of the transfer restrictions. These transfer restrictions will not apply to (i) the exercise of any stock option issued by the Company that was outstanding on the effective date of and immediately following the Merger, (ii) exercise of the Hamberlin Stock Options, (iii) issuance of the Contingent Shares, or (iv) exercise of the Employment Options. The board of directors of the Company has the authority to waive the transfer restrictions under certain conditions. The board of directors may also accelerate or extend the period of time during which such transfer restrictions are in effect or modify the applicable ownership percentage that will trigger the transfer restrictions if there is a change in law making such action necessary or desirable. The board of directors also has the power to make such other changes not in violation of law as may be necessary or appropriate to preserve the Company's tax benefits. The transfer restrictions discussed herein will apply to the transfer and exercise of the Company Warrants. Ownerhip of Company Warrants will be aggregated with shares of Common Stock otherwise owned by a holder to determine if the applicable ownership percentage has been exceeded. The transfer restrictions described herein may impede a change of control of the Company.

NOL Carryforward

         At December 31, 1997, the Company had federal and state income tax net operating loss carryforwards of approximately $43 million and $27 million, respectively, which expire beginning in 2007 and 1998, respectively. It is anticipated that future income taxes paid by the Company and, except as discussed below, will be minimized and will consist primarily of state income taxes (since utilization of the Company's state net operating loss may be significantly limited) and the federal alternative minimum tax.

         The ability of the Company to use the NOL Carryforward to offset future taxable income would be substantially limited under Section 382 of the Code if an "ownership change," within the meaning of Section 382 of the Code has occurred or occurs with respect to the Company before expiration of the NOL Carryforward. The Company believes that (i) there was not an "ownership change" of the Company prior to the effective date of the Merger, (ii) the Merger did not cause an "ownership change", and (iii) the Legacy Combination did not cause an "ownership change." The amendments to the Articles of Incorporation of the Company, which became effective on the effective date of the Merger, include restrictions on the transfer of Common Stock designed to prevent an "ownership change" with respect to the Company after the Merger. See "Amendment to Articles of Incorporation" above. Pursuant to Section 384 of the Code, the Company may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by the Monterey Entities at the time of the Merger (or to offset taxable income resulting from the sale of certain assets acquired in the Legacy Combination) to the extent that the fair market value of such assets at the time of the Merger (or at the time of the Legacy Combination) exceeded their tax basis as of the relevant date. There is no assurance that the Company will have sufficient earnings in the future to fully utilize the NOL Carryforward.

Indemnification Rights

         The Company and its officers, directors, and agents are entitled to indemnification for damage, loss, liability, and expense (collectively, the "Losses") incurred or suffered by such parties arising out of any action, suit, claim, or demand arising out of, relating to, or based on the Monterey Entities' or the Monterey Stockholders' breach or failure to perform in any material respect any of their representations, warranties, covenants, or agreements under the Merger Agreement or the transactions contemplated thereby; provided, however, that such action, suit, claim, or demand must be first asserted prior to the second anniversary of the effective date of the Merger. The Monterey Stockholders are entitled to indemnification for their pro rata share of any Loss incurred or suffered by the Monterey Stockholders arising out of any action, suit, claim, or demand arising out of, relating to, or based on the Company's breach or failure to perform in any material respect any of its representations, warranties, covenants, or agreements under the Merger Agreement or the transactions contemplated thereby; provided, however, that such action, suit, claim or demand must be first asserted prior to the second anniversary of the effective date of the Merger.

         A committee to be comprised of the independent directors of the Company serving after the effective date of the Merger (the "Committee") was appointed irrevocably pursuant to the Merger Agreement to exercise the Company's indemnification rights and was authorized to act, as the Committee may deem appropriate, as the Company's agent in respect of receiving all notices, documents, and certificates and making all determinations required with respect to the indemnification provided for in the Merger Agreement.

         The maximum aggregate amount of indemnification that may be required of the Monterey Stockholders, on the one hand, and the Company, on the other, pursuant to the Merger Agreement is $500,000 each. The Company retained from the Merger consideration 70,176 of the Exchange Shares issued in the names of the Monterey Stockholders, equal to $500,000 divided by the average closing price for the last five trading days ending with the effective date of the Merger, such shares to be utilized as security for the indemnification obligations in favor of the Company under the Merger Agreement (the "Indemnification Fund"). The Indemnification Fund is the sole and exclusive source of reimbursement and indemnification for the amount of any Loss or claim of the Company. The Indemnification Fund will be adjusted each six months to maintain its $500,000 value less any amount previously applied to a loss. Cash can be deposited with the Company at any time by the Monterey Stockholders to replace all or any portion of the Common Stock in the Indemnification Fund. Amounts remaining in the Indemnification Fund will be released to the Monterey Stockholders on the second anniversary of the effective date of the Merger; provided, that if the Monterey Stockholders are notified prior to the second anniversary of the effective date of the

Merger of a loss or claim, the amount of which is uncertain or contingent, the Company will be entitled to retain an amount of cash or a number of Exchange Shares that would be adequate to indemnify and hold harmless the Company for each such loss or claim. The Monterey Stockholders will be entitled to vote the shares of Common Stock held in the Indemnification Fund. Holders of the Company Warrants will not bear a pro rata portion of any reduction in Exchange Shares resulting from an indemnification claim.

                             THE LEGACY COMBINATION

         In an effort to further diversify the Company's homebuilding operations, pursuant to the terms of an Agreement of Purchase and Sale of Assets, dated May 29, 1997, by and among the Company, Legacy Homes, Ltd., Legacy Enterprises, Inc., and John and Eleanor Landon and a related Agreement and Plan of Merger dated June 25, 1997 (collectively with the Agreement of Purchase and Sale of Assets, the "Combination Agreement"), among the Company, John and
Eleanor Landon, Texas Home Mortgage Corporation, and Monterey Mortgage Acquisition Corp. (collectively, Legacy Homes, Ltd., Legacy Enterprises, Inc. and Texas Home Mortgage Corporation shall be referred to as "Legacy"), the Company acquired substantially all of the operations and assets of Legacy, a Texas-based homebuilder with related mortgage brokerage operations. The transaction closed on July 1, 1997. The Company has contributed these assets to a wholly-owned limited partnership and related entities (collectively, the "Texas Division").

The Legacy Combination Consideration

         The consideration for the Legacy Combination consisted of $1,553,004 in cash, 666,667 shares of Company Common Stock and deferred contingent payments for the four years following the close of the transaction (the "Contingent Payments"). In addition, the Company assumed substantially all of the liabilities of Legacy including indebtedness that was incurred prior to the closing of the transactions to fund distributions to the partners of Legacy Homes that reduced its book value to less than $200,000.

         The Contingent Payments are payable for the five consecutive earn-out periods following the Effective Date. The first earn-out period commenced on July 1, 1997, and ends on December 31, 1997. The remaining earn-out periods refer to the calendar years 1998, 1999 and 2000, and the last earn-out period refers to the period from January 1, 2001 to June 30, 2001. The Contingent Payments will equal twenty percent (20%) of the net income of the Texas Division before income taxes, determined in accordance with GAAP and subject to certain adjustments, plus twelve percent (12%) of the Company's net income (without regard to the NOL Carryforward) before income taxes, determined in accordance with GAAP and as reported in or consistent with the Company's audited financial statements. In no event will the total of the Contingent Payments exceed $15 million nor will a Contingent Payment exceed $5 million in any one earn-out period. In the event a Contingent Payment would exceed $5 million in an earn-out period, the excess of $5 million will accrue interest at the rate of ten percent (10%) per annum and such excess plus accrued interest will be paid with the next succeeding Contingent Payment. Any Contingent Payments due shall be subject to the Company's rights of set-off under the Indemnification Agreement by and among the parties.

Landon Employment Agreement and Employment Options

         In connection with the Legacy Combination, the Company and John R. Landon entered into an employment agreement (the"Landon Employment Agreement"), with a term ending June 30, 2001 and providing for an initial base salary of $200,000 per year (increasing by five percent (5%) of the prior year's base salary per year), and an annual bonus for calendar years 1997 and 1998 equal to the lesser of four percent (4%) of the pre-tax consolidated net income of the Company or $200,000. Thereafter, the bonus percentage payout of consolidated net income will be determined by the then-existing compensation committee of the board of directors of the Company, provided that in no event will the bonus payable in any year exceed $200,000. Under the Landon Employment Agreement, John
R. Landon will serve as Co-Chief Executive Officer and Chief Operating Officer of the Company and as President and Chief Executive Officer of the Texas Division.

         If Mr. Landon voluntarily terminates his employment without "Good Reason" or is discharged for "Cause," the Company will have no obligation to pay him any further salary or bonus. In addition, the Company will be obligated to pay Mr. Landon the Contingent Payments, but will have the option to make the payments as scheduled over the term of the agreement or in one lump sum, based on the pre-tax income of the Company and the pre-tax income of the Texas Division for the twelve month period ending with the fiscal quarter immediately preceding his termination, less a 25% reduction. If Mr. Landon is terminated without "Cause" or as a result of death or disability or if he resigns for "Good Reason", the Company will be obligated to pay Mr. Landon (i) his then current base salary through the end of the stated term of employment in the event of termination by the Company without "Cause" or resignation by Mr. Landon for "Good Reason," or for six months after termination in the event of death or disability and (ii) a pro rated bonus. If Mr. Landon is terminated without "Cause" or resigns for "Good Reason," Mr. Landon will have the option to receive the Contingent Payments as scheduled or in one lump sum based on the pre-tax income of the Company and the Texas Division for the twelve month period ending with the fiscal quarter immediately preceding his termination. If Mr. Landon's employment is terminated due to death or disability, Mr. Landon or his estate may elect to have the Contingent Payments continue as scheduled over the term of the agreement or have the remainder paid out in one lump sum, based upon the pre-tax income of the Company of the Texas Division for the twelve month period ending with the fiscal quarter immediately preceding termination, less a 25% reduction.

         "Cause" under the Landon Employment Agreement is defined to mean an act or acts of dishonesty constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at the expense of the Company, and willful disregard of the employee's primary duties to the Company. "Good Reason" under the Landon Employment Agreement is defined to include (i) assignment of duties inconsistent with the scope of the duties associated with Mr. Landon's titles or positions or which would require Mr. Landon to relocate his principal residence outside the Dallas/Fort Worth, Texas metropolitan area; (ii) failure by the Company to elect Mr. Landon as a director of the Company on or before June 30, 1998; (iii) failure by the Company to pay any part of the Contingent Payments under the Legacy Asset Agreement; (iv) termination of Mr. Landon for Cause and it is later determined that Cause did not exist; or (v) failure of the Company to permit the Texas Division to utilize its equity to obtain financing or to provide certain other monies due to the Texas Division.

         The Landon Employment Agreement contains a non-compete provision that, until June 30, 2001, restricts John R. Landon from, except in connection with the performance of his duties under the Landon Employment Agreement (i) engaging in the homebuilding business and the mortgage brokerage or banking business,
(ii) recruiting, hiring or discussing employment with any person who is, or within the past six months was, an employee of the Company, (iii) soliciting any customer or supplier of the Company for a competing business or otherwise attempting to induce any customer or supplier to discontinue its relationship with the Company, or (iv) except solely as a limited partner with no management or operating responsibilities, engaging in the land banking or lot development business; provided, however, the foregoing provisions do not restrict (A) the ownership of less than 5% of a publicly-traded company, or (B) in the event the employment of Mr. Landon is terminated under his employment agreement, engaging in the custom homebuilding business, engaging in the production homebuilding business, or engaging in the land banking or lot development business outside a 100 mile radius, in each case, of any project of the Company. The non-compete provisions under the Landon Employment Agreement will survive termination of the Landon Employment Agreement unless Mr. Landon is terminated without Cause or he resigns for "Good Reason."

         The Landon Employment Agreement also provides for the grant to John R. Landon of an option to purchase an aggregate of 166,667 shares of Company Common Stock at an exercise price of $5.25 per share (the "Landon Employment Option"). The Landon Employment Option is exercisable as follows: 55,555 shares on July 1, 1998, 55,556 shares on July 1, 1999, 55,556 on July 1, 2000; provided, however, that the Landon Employment Option shall become exercisable in full if there is a change of control of the Company prior to July 1, 2000. If the Company discharges Mr. Landon for Cause, the Landon Employment Option will terminate immediately. If Mr. Landon voluntarily terminates his employment with the Company or if his employment is terminated as a result of his death or disability, then the Landon Employment Option (all 166,667 shares) will be exercisable for a period of six months following such termination. If Mr. Landon is terminated without Cause, the Landon Employment Option (all 166,667 shares) will be immediately exercisable until July 1, 2001.

Registration Rights

         The Company has entered into a Registration Rights Agreement, dated July 1, 1997 (the "Landon Registration Rights Agreement") with Legacy Homes, Ltd., Legacy Enterprises, Inc., and John and Eleanor Landon (Legacy Homes, Ltd., Legacy Enterprises, Inc., and John and Eleanor Landon shall be collectively referred to as the "Holder"), pursuant to which it granted registration rights to the Holder with respect to the shares acquired by the Holder in connection with the Acquisition Agreement and the Landon Employment

Option. Pursuant to such rights, subject to certain conditions and limitations, at any time after December 31, 1997, the Holder may require the Company to register such shares under the Securities Act for resale by the Holder. The Company has also agreed to take any action required to be taken under applicable state securities or "blue sky" laws in connection with such registration. The Company will pay all expenses relating to the registration of shares pursuant to the Landon Registration Rights Agreement. The Holder will pay any fees and expenses of counsel of Holder, underwriting discounts and commissions, and transfer taxes, if any, relating to the resale of the Holder's Common Stock.

Board of Directors

         The Landon Employment Agreement required the Company to use its reasonable best efforts to elect Mr. Landon as a director of the Company. Mr. Landon was elected as a Class II director at the Annual Meeting of Stockholders held on September 25, 1997.

June 24, 1997 Letter Agreement

         In connection with the Legacy Combination,  William W. Cleverly, Steven
J. Hilton, John R. Landon and Eleanor Landon entered into a letter agreement, dated June 24, 1997 (the "Letter Agreement"), pursuant to which each of the parties agreed that he or she will not directly or indirectly acquire or dispose of beneficial ownership of any shares of voting securities of the Company ("Voting Securities") or rights to acquire Voting Securities which would adversely affect the use of the Company's NOL Carryforward. See "The Merger-NOL Carryforward." Subject to the notice provision in the immediately following sentence, each party further agreed that for a period of five years following the Effective Date, he or she will not purchase Voting Securities which would cause his or her beneficial ownership of Voting Securities to exceed the greatest number of shares beneficially owned by any other party to the Letter Agreement. The party desiring to purchase Voting Securities agreed to provide the other parties to the Letter Agreement at least seven days written notice of his or her intent to purchase Voting Securities. Each other party would then be permitted to purchase the same number of Voting Securities.

         In connection with the Letter Agreement, the Employment Option Agreements of William W. Cleverly, Steven J. Hilton and John R. Landon were amended (the "Amended Employment Options"). The Amended Employment Options provide for the deferment of the exercise of the option to acquire 15,000 shares of Company Common Stock, otherwise exercisable on December 31, 1997, to January 30, 2000 for Messrs. Cleverly and Hilton, and with respect to Mr. Landon, options to acquire 15,000 shares of Company Common Stock, otherwise exercisable on July 1, 1998, to July 31, 2000.

Indemnification Rights

         The Company and its officers, directors, and agents are entitled to indemnification for Losses incurred or suffered by such parties arising out of any action, suit, claim, or demand arising out of, relating to, or based on Legacy's or its stockholders' (the "Legacy Stockholders") breach or failure to perform in any material respect any of their representations, warranties, covenants, or agreements under the Acquisition Agreement or the transactions contemplated thereby; provided, however, that, in most instances, such action, suit, claim, or demand must be first asserted prior to the second anniversary of the closing. The Legacy Stockholders are entitled to indemnification for their pro rata share of any Loss incurred or suffered by the Legacy Stockholders arising out of any action, suit, claim, or demand arising out of, relating to, or based on the Company's breach or failure to perform in any material respect any of its representations, warranties, covenants, or agreements under the Acquisition Agreement or the transactions contemplated thereby; provided, however, that such action, suit, claim or demand must be first asserted prior to the second anniversary of the effective date of the Merger.

         Subject to various exceptions, the maximum aggregate amount of indemnification that may be required of the Legacy Stockholders, on the one hand, and the Company, on the other, pursuant to the Acquisition Agreement is $500,000 each (unless there are breaches of representations relating to environmental obligations, in which case the indemnity cap applicable to Legacy may increase to $1,000,000). The Company may offset against Contingent Payment amounts due with respect to the indemnifications of Legacy and the Legacy Stockholders.

                      SELECTED FINANCIAL AND OPERATING DATA

         The following table sets forth selected historical consolidated financial data of the Company for each of the years in the five-year period ended December 31, 1997. The selected annual historical consolidated financial data for 1997 and 1996 is derived from the Company's Consolidated Financial Statements audited by KPMG Peat Marwick LLP, independent auditors. The selected annual historical consolidated financial data for 1995, 1994 and 1993 is derived from the Company's Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors. For additional information, see the Consolidated Financial Statements included elsewhere in this Prospectus. Due to the Merger and the Legacy Combination, the historical results of the Company are not indicative of future results. Certain pro forma financial information reflecting the Merger is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro-Forma Results of Operations."

                     Historical Consolidated Financial Data
                  (Dollars in Thousands, Except Per Share Data)

                                                                   Years Ended December 31,
                                                                   ------------------------

                                                  1997(5)        1996         1995        1994         1993
                                                  -------        ----         ----        ----         ----
Income Statement Data:
Home and land sales revenue ..................   $ 149,630         --           --          --           --
Cost of home and land sales ..................    (124,594)        --           --          --           --
                                                 ---------
   Gross Profit ..............................      25,036
   Earnings (loss) from mortgage assets and
   other income ..............................       5,435    $   2,244    $   3,564   $  (1,203)   $ (21,814)
Interest expense .............................         165          238          868       1,383        2,274
General, administrative and other expenses ...      15,107        1,684        1,599       1,938        1,822
                                                 ---------    ---------    ---------   ---------    ---------

Earnings (loss) before effect of income taxes,
accounting change and extraordinary loss .....      15,199          322        1,097      (4,524)     (25,910)
Income Taxes(3) ..............................        (962)         (26)        --          --           --
Cumulative effect of accounting change(1) ....        --           --           --          --         (6,078)
Extraordinary loss(2) ........................        --           (149)        --          --           --
                                                 ---------    ---------    ---------   ---------    ---------
Net earnings (loss) ..........................   $  14,237    $     147    $   1,097   $  (4,524)   $ (31,988)
                                                 =========    =========    =========   =========    =========


Earnings (loss) per share before effect of
   accounting change and extraordinary loss ..   $    2.68    $    0.09    $    0.34   $   (1.40)   $   (7.98)
Cumulative effect of accounting change per
   diluted share .............................        --           --           --          --          (1.89)
Extraordinary loss per share .................        --           (.05)        --          --           --
                                                 ---------    ---------    ---------   ---------    ---------
Diluted earnings (loss) per share ............   $    2.68    $    0.04    $    0.34   $   (1.40)   $   (9.87)
                                                 =========    =========    =========   =========    =========
Cash dividends per share(3) ..................         N/A    $    0.06    $    0.09   $    0.06    $    0.09
                                                              =========    =========   =========    =========


                                                                                     At December 31,
                                                                                     ---------------
                                                                 1997        1996(4)      1995         1994          1993
                                                                 ----        -------      ----         ----          ----
Balance Sheet Data:
Real estate under development..........................       $65,295       $35,991         --           --            --
Residual interests.....................................         1,422         3,909     $5,457       $7,654       $17,735
Total assets...........................................        96,633        72,821     27,816       31,150        43,882
Notes payable..........................................        22,892        30,542      7,819       11,783        19,926
Total liabilities......................................        50,268        45,876      9,368       13,508        21,505
Stockholders' equity...................................        46,365        26,945     18,448       17,642        22,377

(1) Reflects the cumulative effect of adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(2)  Reflects extraordinary loss from early extinguishment of long-term debt.

(3) For any taxable year in which the Company qualified and elected to be treated as a REIT under the Code, the Company was not subject to federal income tax on that portion of its taxable income that was distributed to stockholders in or with respect to that year. Regardless of such distributions, however, the Company may be subject to tax on certain types of income. Due to the Merger, the Company did not qualify as a REIT in 1996 or 1997.

(4)  Reflects the Merger consummated on December 31, 1996.

(5)  Includes the accounts of Legacy Homes commencing on July 1, 1997.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The Company was originally formed as a real estate investment trust ("REIT"), investing in mortgage-related assets and, to a lesser extent, selected real estate loans. On December 31, 1996, the Company acquired by merger (the "Merger") the homebuilding operations of various entities operating under the Monterey Homes name ("Monterey") and essentially discontinued the Company's mortgage-related operations. As part of a strategy to diversify its operations, on July 1, 1997, the Company combined with the Texas-based homebuilder operations of several entities operating under the name Legacy Homes ("Legacy").

         The following sets forth a discussion and analysis of the financial condition and results of operation for the Company for the prior three years, reflecting primarily the Company's homebuilding business. To facilitate an understanding of the Company after the Merger, also included is a discussion and analysis of the pro forma results of operations of the Company giving effect to the Merger as if it had occurred on January 1, 1996 and the addition of Legacy Homes subsequent to July 1, 1997.

Historical Results of Operations

Year Ended December 31, 1997 Compared to 1996

         The Company had net earnings of $14,237,000 or $2.68 per share for the twelve months ended December 31, 1997 compared to net earnings of $147,000, or $.04 per share in 1996. The increase in the current year was caused by the addition of the homebuilding operations during 1997. Home and land sales revenue, cost of sales, commissions and other sales costs all increased in 1997, reflecting the addition of homebuilding operations in 1997 along with the Legacy Combination and the resulting expansion into the Texas markets in July 1997. Results for the year ended December 31, 1996, include an extraordinary loss from the early extinguishment of debt of $149,000, or $.05 per share.

         Residual interest and real estate loan interest income was higher in the twelve months ended December 31, 1997 than in the previous year mainly due to the sale of two of the Company's mortgage securities which resulted in gains of approximately $3.1 million.

         Selling, general and administrative expenses were $15.1 million and $1.7 million for the years ended December 31, 1997 and 1996, respectively. The increase was caused by homebuilding administrative costs, including amortization of goodwill, expenses related to the Legacy Combination and other home-selling expenses, such as commissions, which the Company did not incur in 1996.

         The increase in income taxes to $962,000 for the twelve months ended December 31, 1997 from $26,000 in the prior year resulted from a significant increase in pre-tax earnings in 1997. The favorable effective tax rates of 6% and 8% in 1997 and 1996, respectively, result from the Company's net operating loss carryforward.

Year Ended December 31, 1996 Compared to 1995

         The Company had net earnings of $147,000, or $.04 per share, in 1996 compared to earnings of $1,097,000, or $.34 per share, in 1995. Results for the year ended December 31, 1996 include an extraordinary loss from the early extinguishment of debt of $149,000, or $.05 per share.

         The Company's income from mortgage assets was $2,244,000 in 1996 compared to income of $3,564,000 in 1995.

         The Company's interest expense declined from $868,000 in 1995 to $238,000 in 1996 due to a reduction in the Company's aggregate long-term debt.

Liquidity, Capital Resources, and Commitments

         The Company's principal uses of working capital are land purchases, lot development and home construction. The Company uses a combination of borrowings and funds generated by operations to meet its working capital requirements.

         The cash flow for each of the Company's communities can differ substantially from reported earnings, depending on the status of the development cycle. The early stages of development or expansion require significant cash outlays for, among other things, land acquisitions, obtaining plat and other approvals, and construction of model homes, roads, certain utilities, general landscaping and other amenities. Because these costs are capitalized, income reported for financial statement purposes during those early stages may significantly exceed cash flow. After the early stages of development and expansion when these expenditures are made, cash flow can significantly exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

         At December 31, 1997, the Company had available short-term secured revolving construction loan facilities totaling $70 million and a $20 million acquisition development facility, of which approximately $14.4 and $2.4 million were outstanding, respectively. An additional $12.5 million of unborrowed funds supported by approved collateral were available under its credit facilities at such date. Borrowings under the credit facilities are subject to the inventory collateral position of the Company and a number of other conditions, including minimum net worth, debt to equity and debt coverage tests. The Company also has outstanding $6 million in unsecured, senior subordinated notes due October 15, 2001 (the "Notes"), which were issued in October 1994. A provision of the senior subordinated bond indenture provides bondholders with the option, at June 30, 1998, to require the Company to buy back the bonds at 101% of face value.

         Management believes that the Company's current borrowing capacity, cash on hand at December 31, 1997 and anticipated cash flows from operations are sufficient to meet liquidity needs for the foreseeable future. There can be no assurance, however, that amounts available in the future from the Company's sources of liquidity will be sufficient to meet the Company's future capital needs and the amount and types of indebtedness that the Company may incur may be limited by the terms of the indenture governing its senor subordinated notes and the credit agreements.

Comparison to Prior Year - Pro Forma Results of Operations

         As a result of the Merger, the primary business of the Company shifted to homebuilding from the making of real estate loans and holding residual interests. Due to this change, management believes that comparison of operations in the current year with the prior year operations is not as meaningful as a comparison to the prior year's pro forma results. Accordingly, management has prepared pro forma condensed combined operating results for the year ended December 31, 1996, which reflect the impact of combining the pre-merger companies as though the Merger had taken place on January 1, 1996. The following current year information only reflects the addition of Legacy subsequent to July 1, 1997.

                                                     Results of Operations
                                                For the Year Ended December 31,
                                                -------------------------------
                                                      1997            1996
                                                                  (Pro Forma)
                                                    (Dollars in thousands,
                                                    except per share data)
                                                    ----------------------

Home and land sales revenue                      $   149,630      $    87,754
Cost of home and land sales                          124,594           75,099
                                                 -----------      -----------

              Gross profit                            25,036           12,655
Selling, general and administrative                   15,106            7,777
Other income, net                                      5,269            1,998
                                                 -----------      -----------

              Earnings before income taxes            15,199            6,876
Income tax expense                                       962              756
                                                 -----------      -----------

              Net earnings                       $    14,237      $     6,120
                                                 ===========      ===========

Diluted earnings per share                       $      2.68      $      1.31
                                                 ===========      ===========

         Key assumptions in the pro forma results of operations include:

(1)      The Merger was consummated on January 1, 1996.

(2) Compensation expense was adjusted to add the new employees' cost and to deduct the terminated employees' cost.

(3) The net operating loss was utilized to reduce the maximum amount of taxable income possible.

         The following discussion and analysis provides information regarding results of operations of the Company and its subsidiaries for the year ended December 31, 1997 and pro forma operations for the year ended December 31, 1996. All material balances and transactions between the Company and its subsidiaries have been eliminated. Results include the operations of Legacy from July 1, 1997 to December 31, 1997. This discussion should be read in conjunction with the consolidated financial statements contained elsewhere in this Prospectus. In the opinion of management, the data reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented.

Home Sales Revenue

         Home sales revenue is the product of the number of units closed during the period and the average sales price per unit. The following table presents comparative 1997 and 1996 housing revenues:

                                Year Ended            Dollar/Unit     Percentage
(Dollars in Thousands)         December 31,            Increase        Increase
                           1997           1996        (Decrease)      (Decrease)
                           ----           ----        ----------      ----------

Dollars ...........    $  149,385     $   86,829      $   62,556          72%
Units Closed ......           644            307             337         110%
Average Sales Price    $    232.0     $    282.8      $    (50.8)        (18%)

         The increase in revenues and number of units closed in 1997 compared to 1996 resulted mainly from the addition of the Texas operations. The lower average sales price in 1997 is also due to sales in the Texas market, where the Company's focus is on entry-level and moves-up homes.

Gross Profit

         Gross profit equals home and land sales revenue, net of housing cost of sales, which include developed lot costs, unit construction costs, amortization of common community costs (such as the cost of model complex and architectural, legal, and zoning costs), interest, sales tax, warranty, construction overhead and closing costs. The following table presents comparative 1997 and 1996 housing gross profit:

                                              Year Ended
(Dollars in Thousands)                       December 31,          Dollar/Unit        Percentage
                                         1997           1996        Increase           Increase
                                         ----           ----        --------           --------
Dollars ........................    $    25,036    $    12,655    $    12,381             98%
Percent of Housing Revenues.....           16.8%          14.6%           2.2%            15%

         The dollar increase in gross profit in the twelve months ended December 31, 1997, is attributable to the increase in number of units closed due to the Legacy Combination, along with increased closings in highly profitable Arizona communities. The gross profit margin increased in 1997 due to generally higher margins in Texas, and an increase in purchase by the customers of more profitable custom options and upgrades with respect to Arizona closings.

Selling, General, and Administrative Expenses

         Selling, general, and administrative expenses, which include advertising, model and sales office, sales administration, commissions, and corporate overhead costs, were approximately $15.1 million in 1997, as compared to approximately $7.8 million for 1996, an increase of 94%. These changes were caused mainly by higher administrative, corporate and public company costs and the inclusion of Legacy operating costs in the second half of 1997.

Net Orders

         Net orders for any period represent the number of units ordered by customers (net of units canceled) multiplied by the average sales price per units ordered. The following table presents comparative 1997 and 1996 net orders:

                                        Year Ended
(Dollars in Thousands)                 December 31,          Dollar/Unit        Percentage
                                   1997           1996        Increase           Increase
                                   ----           ----        --------           --------

Dollars ...............       $   157,479    $    90,182    $    67,297             75%
Units Ordered .........               693            283            410            145%
Average Sales Price....       $     227.2    $     318.6    $     (91.4)           (29%)

         The Company does not include sales which are contingent on the sale of the customer's existing home as orders until the contingency is removed. Historically, the Company has experienced a cancellation rate of less than 16% of gross sales. Total net orders increased in 1997 compared to 1996 due to the expansion into Texas and the economic strength of both the Arizona and Texas markets.

Net Sales Backlog

         Backlog represents net orders of the Company which have not closed. The following table presents comparative 1997 and 1996 net sales backlog for the total Company, and the Arizona and Texas divisions individually:

(Dollars in Thousands)                   December 31,          Dollar/Unit          Percentage
Total Company                         1997     1996 (1)    Increase(Decrease)   Increase (Decrease)
                                      ----     --------    ------------------   -------------------
      Dollars ...................   $ 98,963   $ 42,661         $ 56,302               132%
      Units in Backlog ..........        472        120              352               293%
      Average Sales Price .......   $  209.7   $  355.5         $ (145.8)              (41%)

Arizona
      Dollars ...................   $ 56,945   $ 42,661         $ 14,284                33%
      Units in Backlog ..........        168        120               48                40%

      Average Sales Price........   $  339.0   $  355.5         $  (16.5)               (5%)

Texas
      Dollars ...................   $ 42,018   $ 28,570         $ 13,448                47%
      Units in Backlog ..........        304        197              107                54%
      Average Sales Price........   $  138.2   $  145.0         $   (6.8)               (5%)

         (1) Prior year's Texas information is included for comparative purposes only

         Total dollar backlog increased 132% over the prior year due to a substantial increase in units in backlog partially offset by a decrease in average sales price. Average sales price as a whole has decreased due to the Legacy Combination, where the focus is on entry-level and move-up homes. Units in backlog have increased 293% over the prior year due to the increase in net orders caused by the Texas expansion.

         Arizona dollar backlog increased 33% over the prior year due to the increased number of units in backlog offset by a decease in average sales price due to a change in the product mix of units ordered.

         Texas dollar and unit backlog is up over the prior year due to increased orders in 1997. The average sales price is slightly lower due to the increase in the product mix of entry level home sales.

Seasonality

         The Company has historically closed more units in the second half of the fiscal year than in the first half, due in part to the slightly seasonal nature of the market for its semi-custom, luxury product homes. Management expects that this seasonal trend will continue in the future, but may change slightly as operations expand within the move-up and entry-level segment of the market.

                             BUSINESS OF THE COMPANY

History of the Company

         The Company designs, builds and sells single family homes in Arizona and Texas. The Company builds move-up and semi-custom, luxury homes in the Phoenix and Tucson, Arizona metropolitan areas, and entry-level and move-up homes in the Dallas/Fort Worth, Austin and Houston, Texas metropolitan areas. The Company has undergone significant growth in recent periods and is pursuing a strategy of expanding the geographic scope of its operations.

         The Company was originally formed as a real estate investment trust ("REIT"), investing in mortgage-related assets and, to a lesser extent, selected real estate loans. On December 31, 1996, the Company acquired through the Merger the homebuilding operations of various entities under the Monterey Homes name, and essentially discontinued the Company's mortgage-related operations. As part of a strategy to diversify its operations, on July 1, 1997, the Company acquired the homebuilding operations of several entities operating under the name Legacy Homes ("Legacy"). Legacy has been operating in the Texas market since 1988, and designs, builds, and sells entry-level and move-up homes.

         During 1996, the Company recorded pro forma revenues of $87.8 million and pro forma pre-tax income of $6.9 million on 307 home closings. During the same period, Legacy closed 623 homes generating revenues of $85.1 million and pre-tax income of $8.8 million. For the year ended December 31, 1997, the Company generated pro forma revenues of $189.4 million, and net earnings of 17.8 million. The historical financial results of the Company may not be indicative of its results of operations in the future.

Industry

         The homebuilding industry is highly competitive and extremely fragmented, and is greatly affected by a number of factors, on both a national and regional level. Among the most vital factors on a national level are interest rates and the influence of the Federal Reserve Board on interest rates. The homebuilding industry's sensitivity to interest rate fluctuations is two-pronged: an increase or decrease in interest rates affects (i) the homebuilding company directly in connection with its cost of borrowed funds for land and project development and working capital and (ii) home buyers' ability and desire to obtain long-term mortgages at rates favorable enough to service a long-term mortgage obligation. The Company believes that the availability of less expensive mortgage financing vehicles such as variable rate mortgage loans have encouraged potential home buyers moving to high growth areas to be more willing to purchase a new home now and refinance at a later date.

Business Strategy

         The  Company  seeks  to  distinguish   itself  from  other   production
homebuilders through a business strategy focusing on the following elements:

         Superior Design and Quality. Monterey seeks to maximize customer satisfaction by offering homes that, within their market segment, are built with quality materials and craftsmanship, exhibit distinctive design, and are situated in premium locations. In Arizona, its competitive edge in the selling process focuses on the home's features, design, and available custom options. In Texas, its competitive edge focuses on the design and quality of its entry-level and move-up homes. The Company believes that its homes generally offer higher quality and more distinctive designs within their defined price range or category than those built by its competitors.

         Product Breadth. The Company offers homes for a wide variety of consumers. In Arizona, the Company addresses the luxury and move-up homebuyers' markets. The luxury market segment is characterized by unique communities and distinctive luxury homes. The Company's expansion into the move-up buyer segment of the market reflects its desire to increase its share of the overall housing market in the Phoenix and Tucson metropolitan areas. In Texas, the Company focuses on the entry-level and move-up homebuyers markets.

         Highest Level of Service. In the semi-custom, luxury market, the Company attempts to involve the customer in every phase of the building process through a series of conferences with the sales staff, project managers, and construction superintendents. This procedure is designed to give the buyer the opportunity to add custom design features and monitor development of the home, creating a sense of participation in and control over the end product.

         Conservative Land Acquisition Policy. The Company has historically pursued, and will continue to pursue, a conservative land acquisition policy. It generally purchases land subject to complete entitlement, including zoning and utilities services, focusing on development sites which it expects will have less than a three-year inventory of lots. These strategies reduce the risks associated with investments in land. Moreover, it controls lots on a non-recourse, rolling option basis in those circumstances in which it is economically advantageous to do so. To date, the Company has not speculated in raw land held for investment.

         Penetration of New Markets. Depending on existing market conditions, the Company may explore expansion opportunities in other parts of the Sunbelt states, targeting its market niches in areas where it perceives an ability to exploit a competitive advantage. Expansion may be effected through acquisitions of other existing homebuilders or through internal growth.

Markets and Products

         Overview. The Company's operations primarily serve the Phoenix and Tucson, Arizona areas and the Dallas/Fort Worth, Austin and Houston, Texas areas. The Company believes that these areas represent attractive homebuilding markets with opportunity for long-term growth. The Company also believes that its operations in certain markets, such as Scottsdale and Dallas/Fort Worth, are well established and that it has developed a reputation for building quality homes with distinctive designs within the market segments served in these communities.

         Arizona Markets

         In its Arizona markets, the Company's semi-custom, luxury homes are single-story, two to five-bedroom homes, ranging in base price from approximately $240,000 to over $500,000. The homes vary in size from approximately 2,500 square feet to 4,500 square feet and are constructed on lots ranging from 5,500 square feet to one acre. The Company also builds single-family, move-up homes on subdivided lots. These are one and two-story detached homes, with two to five bedrooms, ranging in base price from approximately $120,000 to over $200,000. The homes range from 1,400 square feet to 3,500 square feet and are constructed on lots ranging from 6,500 square feet to 10,000 square feet.

         During 1997, the Company closed 284 homes in Arizona with an average sales price of $344,800. At December 31, 1997, the Company had a total of 168 home purchase contracts in backlog totaling $56.9 million, with an average price of $339,000. In 1996, the average sales price for all homes closed in Arizona was $282,800, and the Company had a backlog of 120 home purchase contracts totaling $42.7 million at December 31. The average price of homes in the 1996 backlog was $355,500.

         Phoenix, Arizona. The Arizona Department of Economic Security estimated that approximately 153,000 jobs will be created throughout Arizona in 1997 and 1998, resulting in gains of 4.6% and 3.3%, respectively. Nearly 80% of these new jobs are expected to be in the Phoenix area.

         From 1996 to 1997, permits for single-family residential units in the Phoenix metropolitan area increased 7% from 29,609 to 31,715. Although single-family housing permits in the Phoenix metropolitan area were at record levels in 1997, real estate analysts are predicting that new home sales in this area may be slightly lower in 1998. Any slowing in a new home sales could have an adverse affect on the Company's operating results. The Company is actively selling homes in seven communities in the Phoenix area.

         The Company derives substantial revenues from sales of homes in the Scottsdale area. Scottsdale is a relatively affluent city within metropolitan Phoenix, and has developed detailed master planning and zoning regulations. Scottsdale has typically appealed to the type of higher-income buyer which the Company generally targets in this market, and due to the strong market in this area, the availability of land has deceased and the cost of such land has increased. There can be no assurance that the Company will be able to continue to acquire property in the Scottsdale area on terms that are favorable to the Company. The inability to acquire land on favorable terms could have a material adverse effect on the Company's business and operating results.

         Tucson, Arizona. The Company began offering homes for sale in Tucson in April 1996, and is actively selling in three communities in that area. Tucson also has experienced growth over the last five years. Annual building permits issued for single-family residential units in Tucson increased moderately from approximately 5,200 in 1996 to approximately 5,400 in 1997, a 4% increase. Real estate analysts are predicting that new home sales in the Tucson metropolitan area will remain relatively flat in 1998.

         The following table presents information relating to the current communities in the Arizona markets served by the Company for and as of December 31, 1997:

                                              Number of      Number      Homes                                Base
                               Number of        Homes       of Homes       in       Homes Sites (1)     Price Range (2)
                               Home Sites        Sold        Closed     Backlog       Remaining         (in thousands)
                               ----------        ----        ------     -------       ---------         --------------
Phoenix Area
    Semi-custom, luxury            871           392           284        108            479               $240-$525
    Move-up                        571           169           146         23            402               $166-$236
                                   ---           ---           ---         --            ---               ---------
                       Total      1,442          561           430        131            881
                                  -----          ---           ---        ---            ---

Tucson Area
    Semi-custom, luxury            148            63            40         23             85               $245-$385
    Move-up                        331            80            66         14            251               $124-$219
                                   ---            --            --         --            ---               ---------

                                       22

                       Total       479            143           106         37              336
                                   ---            ---           ---         --              ---

             Total Arizona        1,921           704           536        168            1,217
                                  =====           ===           ===        ===            =====


(1) "Homes Sites Remaining" is the number of homes that could be built on both the remaining lots available for sale and land to be developed into lots as estimated by the Company.

(2) "Base Price Range" is the current average base sales price of homes offered for sale.

         Texas Markets

         The Company operates in the Texas market under the Legacy Homes name and is value focused, as it produces homes in volume that are efficient to build, and offers buyers some degree of design discretion and a number of optional features and upgrades. Typical of its Texas products are one and two story homes, generally with attached garages, brick exteriors, three to five bedrooms, and open kitchen/family rooms. In its Texas markets, the Company usually purchases finished lots in newly-developing and growing areas, though occasionally the Company will acquire undeveloped land and develop homesites for its own use.

         From July 1, 1997, the date of the Legacy Combination, the Texas division closed a total of 360 homes with an average sales price of $143,000. At December 31, 1997, the Texas division had a total of 304 home purchase contracts in backlog totaling $42.0 million, with an average sales price of $138,200, while in Texas at December 31, 1996, there were 197 home purchase contracts in backlog totaling $28.6 million, with an average sales price of $145,000.

         Dallas/Fort Worth, Texas. With approximately 72,000 new jobs created in Dallas in 1997, this market continues to enjoy significant job growth (4.14%). Annual closings reached their highest level since the mid-1980's, with 16,740 new homes. Fort Worth's annual job growth at 25,600 represents a 3.6% rate, higher than the average of the last four years. Housing activity in the Fort Worth market reflected low inventory levels, with an increase in average starts to almost 7,000, and a drop in closings to 6,760. Dallas/Ft. Worth represents the Company's greatest amount of activity in the Texas market. The Company is actively selling in 16 different communities, targeted to both first time buyers with homes starting at approximately 1,600 square feet and to move-up buyers with homes up to 3,000 square feet. In this area, homes for first time buyers are priced from $95,000 to $115,000 and those for the move-up market are priced from $120,000 to $180,000.

         Austin, Texas. According to the Texas Employment Commission, new jobs created in Austin in 1997 were approximately 11,000, which is about the same as the prior year, and is down from the 6% - 7% increases seen each year from 1992 to 1995. Annual 1997 starts of 7,270 represented a slight drop by 7.9% from 1996; a slight decrease (0.8%) in closings also occurred. Recognizing the decrease in average sales price, the Company in 1997 re-positioned its product to reflect the changing demand for lower priced homes by introducing a new product line from approximately 1,400 to 2,500 square feet to take advantage of opportunities in the $90,000 to $120,000 price range. The Company is actively selling in five communities in the Austin area.

         Houston, Texas. The Texas Workforce Commission statistics for calendar 1997 show a net gain of approximately 66,000 new jobs in Houston. This job growth is estimated to have created approximately 36,000 new households resulting in single family starts for 1997 at a 14 year high of 18,958. Closings for the same period reached 16,553 homes. The Company entered the Houston market by opening its first community late in 1997. A second community is in the planning/pre-sell stages. The Company builds homes for affluent first-time and move-up buyers in the desirable Northwest area, ranging form approximately 1,700 to 3,100 square feet and priced in the $110,000 to the $210,000 range. Houston's job growth, low unemployment rate of 5% and growth in local population and households may continue to fuel a strong demand for housing.

         The following table presents information relating to the current communities in the Texas markets served by the Company for and as of December 31, 1997:

                                                                                                                  Base
                                 Number of       Number of        Number of       Homes In      Homes Sites    Prime Range
                                 Home Sites      Homes Sold       Homes Closed    Backlog       Remaining(1)   (in 000s)(2)
                                 ----------      ----------       ------------    -------       ------------   ------------
Dallas/Ft. Worth Area
      Move-up                       1,907           1,136              942          194             771         $120 - $180
      Entry-level                     564            308               244           64             256          $95 - $115
                                      ---            ---               ---           --             ---          ----------
                     Total          2,471           1,444            1,186          258            1,027
                                    -----           -----            -----          ---            -----

Austin Area
      Move-up                         467            340               324           16             127         $130 - $190
      Entry-level                     111             20                 4           16              91         $100 - $120
                                      ---             --                 -           --              --         -----------
                     Total            578            360               328           32             218
                                      ---            ---               ---           --             ---

Houston Area
      Move-up                          76             15                 1           14              61         $115 - $210
                                       --             --                 -           --              --         -----------

                  Total Texas       3,125           1,819            1,515          304            1,306
                                    =====           =====            =====          ===            =====

(1) "Homes Sites Remaining" is the number of homes that could be built on both the remaining lots available for sale and land to be developed into lots as estimated by the Company.

(2) "Base Price Range" is the current average base sales price of homes offered for sale.

Land Acquisition and Development

         Most of the land acquired by the Company is purchased only after necessary entitlements have been obtained so that the Company has certain rights to begin development or construction as market conditions dictate. The term "entitlements" refers to development agreements, tentative maps, or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give the developer the right to obtain building permits upon compliance with conditions that are usually within the developer's control. Even after entitlements are obtained, the Company is still required to obtain a variety of other governmental approvals and permits during the development process. The process of obtaining such governmental approvals and permits can substantially delay the development process. In certain situations in the future, the Company may consider purchasing unentitled property where it perceives an opportunity to build on such property in a manner consistent with its business strategy.

         The Company selects land for development based upon a variety of factors, including (i) internal and external demographic and marketing studies;
(ii) suitability of the projects, which generally are developments with fewer than 150 lots; (iii) suitability for development within a one to three year time period from the beginning of the development process to the delivery of the last house; (iv) financial review as to the feasibility of the proposed project, including projected profit margins, return on capital employed, and the capital payback period; (v) the ability to secure governmental approvals and entitlements; (vi) results of environmental and legal due diligence; (vii) proximity to local traffic corridors and amenities; and (viii) management's judgment as to the real estate market, economic trends, and experience in a particular market. The Company may consider purchasing larger properties consisting of 200 to 500 lots or more if it deems the situation to have an attractive profit potential and acceptable risk limitation.

         The Company acquires land through purchases and rolling option contracts. Purchases are financed through traditional bank financing or through working capital. The Company generally utilizes rolling option contracts that are non-recourse and require nonrefundable deposits. In Texas, the Company acquires land almost exclusively through such rolling option contracts.

         Once the land is acquired, the Company undertakes, where required, development activities, through contractual arrangements with subcontractors, that include site planning and engineering, as well as constructing road, sewer, water, utilities, drainage, and recreational facilities, and other refinements. The Company often builds homes in master planned communities with home sites that are along or close in proximity to a major amenity, such as a golf course.

         The Company strives to develop a design and marketing concept for each of its projects, which includes determination of size, style, and price range of the homes, layout of streets, size and layout of individual lots, and overall community design. The product line offered in a particular project depends upon many factors, including the housing generally available in the area, the need of a particular market, and the Company's cost of lots in the project.

         The Company has occasionally used partnerships or joint ventures to purchase and develop land where such arrangements were necessary to acquire the property or appeared to be otherwise economically advantageous to Monterey. The Company may continue to consider such arrangements where management perceives an opportunity to acquire land upon favorable terms, minimize risk, and exploit opportunities through seller financing.

         The following table sets forth by project the Company's land inventory as of December 31, 1997.

                                                                                Land Under
                                                                                ----------
                                                Land Owned                  Contract or Option
                                                ----------                  ------------------
                                                        Lots Under                      Lots Under
                                       Finished        Development      Finished       Development
             Projects                    Lots           (estimate)        Lots          (estimate)       Total
             --------                    ----           ----------        ----          ----------       -----
Phoenix Area
------------
Semi-Custom, luxury                        79              211              24              273            587
Move-up                                    41               --              32              352            425
                                           --               --              --              ---            ---
    Total                                 120              211              56              625          1,012
                                          ---              ---              --              ---          -----

Tucson Area
-----------
Semi-Custom, luxury                        42               --              32               34            108
Move-up                                   147               --              --              118            265
                                          ---               --              --              ---            ---
    Total                                 189               --              32              152            373
                                          ---               --              --              ---            ---

Total Arizona                             309              211              88              777          1,385
                                          ---              ---              --              ---          -----

Dallas/Ft. Worth Area
---------------------
Entry Level                                91               91             167               30            379
Move-up                                    66              190             297              353            906
                                           --              ---             ---              ---            ---
    Total                                 157              281             464              383          1,285
                                          ---              ---             ---              ---          -----

Austin Area
-----------
Entry Level                                23               --             152               --            175
Move-up                                    11               --              37               27             75
                                           --               --              --               --             --
    Total                                  34               --             189               27            250
                                           --               --             ---               --            ---

Houston Area
------------
Move-up                                    --               --              75               --             75
                                           --               --              --               --             --

Total Texas                               191              281             728              410          1,610
                                          ---              ---             ---              ---          -----

Total Company                             500              492             816            1,187          2,995
                                          ===              ===             ===            =====          =====

Construction

         The Company acts as the general contractor for the construction of its projects. Subcontractors typically are retained on a project-by-project basis in Arizona and on a geographic area basis in Texas, to complete construction at a fixed price. Agreements with subcontractors and materials suppliers are generally entered into after competitive bidding on an individual basis. The company obtains information from prospective subcontractors and suppliers with respect to their financial condition and ability to perform their agreements prior to commencement of the formal bidding process. From time to time, the Company enters into longer term contracts with subcontractors and suppliers if management believes that more favorable terms can be secured. Subcontractors are supervised by the Company's project managers and field superintendents, who coordinate the activities of subcontractors and suppliers, subject the work to quality and cost controls, and assure compliance with zoning and building codes.

         The Company specifies that quality, durable materials be used in constructing its homes. The Company does not maintain significant inventories of construction materials, except for work in process materials for homes under construction. When possible, the Company negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of its volume of production. Generally, access to the Company's principal subcontracting trades, materials and supplies continue to be readily available in each of its markets; however, prices for these goods and services may fluctuate due to various factors, including supply and demand shortages which may be beyond the control of the Company or its vendors. The Company believes that its relations with suppliers and subcontractors are good.

         The Company generally clusters the homes sold within a project, which management believes creates efficiencies in land development and construction, and improves customer satisfaction by reducing the number of vacant lots surrounding a completed home. Typically, a home in Arizona is completed by the Company within four to eight months from commencement of construction, and within three to four months of commencement of construction in Texas, although schedules may vary depending on the of labor, materials and supplies, product type, location and weather. The Company strives to design homes which promote efficient use of space and materials, and to minimize construction costs and time.

         The Company generally provides a one-year limited warranty on workmanship and building material with each of its homes. The Company's subcontractors generally provide an indemnity and a certificate of insurance prior to receiving payments for their work and, therefore, claims relating to workmanship and materials are usually the primary responsibility of the Company's subcontractors. The Company currently reserves $600 per home built in Arizona and 1/2 of one percent of a home's sales price in Texas for warranty expense. To date, these reserves have been sufficient to cover warranty repair.

Marketing and Sales

         The Company believes that it has an established reputation for developing high quality homes, which helps generate interest in each new project. In addition, the Company uses advertising and other promotional activities, including magazine and newspaper advertisements, brochures, direct mail, and the placement of strategically located sign boards in the immediate areas of its developments.

         The Company uses furnished model homes as a tool in demonstrating the competitive advantages of its home designs and features to prospective home buyers. The Company generally employs or contracts with interior designers who are responsible for creating an attractive model home for each product line within a project which is designed to appeal to the preferences of potential home buyers. The Company generally builds between one and four model homes for each active community depending upon the number of homes to be built within each community and the product to be offered. At December 31, 1997, the Company owned two model homes in Arizona, with 13 model units under construction. In Texas, the Company owned 22 model homes and had three model homes under construction at December 31, 1997. The Company's Arizona division attempts to sell its model homes and to lease them back from purchasers who own the models for investment purposes or who do not intend to live in the home immediately. At December 31, 1997, Monterey had sold and was leasing back 15 model homes at a total monthly lease amount of $43,600.

         In its Arizona markets, the Company tailors its product offerings, including size, style, amenities, and price, to attract higher income home buyers. In these markets, the Company offers a broad array of options and distinctive designs and provides home buyers with the option of customizing many features of their new home.

         The Company's homes are generally sold by full-time, commissioned sales employees who typically work from the sales office located in the model homes for each project. The Company's goal is to ensure that its sales force has extensive knowledge of the Company's operating policies and housing products. To achieve this goal, all sales personnel are trained and attend periodic meetings to be updated on sales techniques, competitive products in the area, the availability of financing, construction schedules, marketing and advertising plans, and the available product lines, pricing, options, and warranties offered by Company. The Company also requires its sales personnel to be licensed real estate agents where required by law. Further, the Company utilizes independent brokers to sell its homes and generally pays a sales commission on the base price of the home.

         From time to time, the Company offers various sales incentives, such as landscaping and certain interior home improvements, in order to attract buyers. The use and type of incentives depends largely on prevailing economic conditions and competitive market conditions.

Backlog

         A significant majority of the homes sold by the Company are made pursuant to standard sales contracts entered into prior to commencement of construction. Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts but not yet closed are considered as "backlog." The Company does not recognize revenue on homes covered by such contracts until the sales are closed and the risk of ownership has been legally transferred to the buyer. The Company generally constructs one or two homes per project in advance of obtaining a sales contract, though such homes are not included in backlog until they are subject to a sales contract. The Company believes it will deliver significantly all homes in backlog at December 31, 1997 to customers during 1998.

         The Company's backlog in number of units increased to 472 at December 31, 1997 from 120 at December 31, 1996. The dollar value of such backlog increased to $99.0 million at December 31, 1997 from $42.7 million at December 31, 1996. These increases in backlog are due primarily to the addition of the Texas operations, along with strong sales in 1997.

Customer Financing

         The Company seeks to assist home buyers who require financing in obtaining loans from unaffiliated mortgage lenders offering qualified buyers a variety of financing options. The Company provides mortgage banking services to its customers in its Texas markets through a related mortgage lending company, Texas Home Mortgage Corporation. The Company may pay a portion of the closing costs and discount mortgage points to assist home buyers with financing. Since many home buyers utilize long-term mortgage financing to purchase a home, adverse economic conditions, increases in unemployment, and high mortgage interest rates my deter or reduce the number of potential home buyers.

Customer Relations and Quality Control

         Management believes that strong customer relations and an adherence to stringent quality control standards are fundamental to the Company's continued success. The Company believes that its commitment to customer relations and quality control have significantly contributed to its reputation as a high quality builder.

         Generally, for each development, representatives of the Company, who may be a project manager or project superintendent, and a customer relations representative, oversee compliance with the Company's quality control standards. These representatives allocate responsibility for (i) overseeing home construction; (ii) overseeing performance by subcontractors and suppliers; (iii) reviewing the progress of each home and conducting formal inspections as specific stages of construction are completed; and (iv) regularly updating each buyer on the progress of his or her home.

Competition and Market Factors

         The development and sale of residential property is a highly competitive and fragmented industry. The Company competes for residential sales with national, regional, and local developers and homebuilders, resales of existing homes, and, to a lesser extent, condominiums and available rental housing. Some of the homebuilders with whom Monterey competes have significantly greater financial resources and/or lower costs than the Company. Competition among both small and large residential homebuilders are based on a number of interrelated factors, including location, reputation, amenities, design, quality, and price. The Company believes that it compares favorably to other homebuilders in the markets in which it operates due primarily to (i) its experience within its specific geographic markets which allows it to develop and offer new products to potential home buyers which reflect, and adapt to, changing market conditions; (ii) its ability, from a capital and resource perspective, to respond to market conditions and to exploit opportunities to acquire land upon favorable terms; and (iii) its reputation for outstanding service and quality products.

         The homebuilding industry is cyclical and affected by consumer confidence levels, prevailing economic conditions in general, and by job availability and interest rate levels in particular. A variety of other factors affect the homebuilding industry and demand for new homes, including changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends, the availability of and changes in mortgage financing programs, and the availability and cost of land and building materials. Real estate analysts are predicting that new home sales in the Phoenix metropolitan area may slow significantly in 1998 and that sales in the Tucson metropolitan area will remain relatively flat. In the Dallas/Ft. Worth, Houston and Austin metropolitan areas, predictions are that new home sales will remain relatively flat or show a moderate increase. Any slowing in new home sales would increase competition among homebuilders in these areas. There can be no assurance that the Company will be able to compete successfully against other homebuilders in its current markets in a more competitive business environment that would result from such a slowing in new home sales or that such increased competition will not have a material adverse affect on the Company's business and operating results.

Government Regulation and Environmental Matters

         Most of the Company's land is purchased with entitlements, providing for zoning and utility service to project sites and giving it the right to obtain building permits and begin construction almost immediately upon compliance with specified conditions, which generally are within the Company's control. The length of time necessary to obtain such permits and approvals affects the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules, and regulations, and their interpretation and application. To date, the government approval processes discussed above have not had a material adverse effect on the development activities of the Company. There can be no assurance, however, that these and other restrictions will not adversely affect the Company in the future.

         Because most of the Company's land is entitled, construction moratoriums generally would only adversely affect the Company if they arose from health, safety, and welfare issues, such as insufficient water or sewage facilities. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. These fees are normally established when the Company receives recorded final maps and building permits. However, as the Company expands it may also become increasingly subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums, "slow-growth" initiatives, or building permit allocation ordinances which could be implemented in the future in the states and markets in which the Company may then operate.

         The Company is also subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. In the Scottsdale market, the Company is subject to several environmentally sensitive land ordinances which mandate open space areas with public easements in housing developments. The Company must also comply with flood plain concerns in certain desert wash areas, native plant regulations, and view restrictions. These and similar laws may result in delays, cause the Company to incur substantial compliance and other costs, and prohibit or severely restrict development in certain environmentally sensitive regions or areas. To date, however, compliance with such ordinances has not materially affected the Company's operations. No assurance can be given that such a material adverse effect will not occur in the future.

         The Company generally will condition its obligation to purchase property on, among other things, an environmental review of the land. However, there can be no assurance that the Company will not incur material liabilities relating to the removal of toxic wastes or other environmental matters affecting land currently or previously owned by the Company. To date, the Company has not incurred any liability relating to the removal of toxic wastes or other environmental matters and to its knowledge has not acquired any land with environmental problems.

Bonds and Other Obligations

         The Company generally is not required, in connection with the development of its projects, to obtain letters of credit and performance, maintenance, and other bonds in support of its related obligations with respect to such development. Such bonds are usually provided by subcontractors.

Mortgage Assets Acquired Prior to Merger

         Prior to the Merger, the Company acquired a number of mortgage assets, consisting of mortgage interests (commonly known as "residuals") and mortgage instruments. As of December 31, 1997, the Company owned mortgage interests with respect to six separate series of mortgage securities with a net amortized cost balance of approximately $1,421,800. This cost represents the aggregate purchase price paid for such mortgage interests less the amount of distributions on such mortgage interests received by the Company representing a return of investment.

         The Company sold its remaining residual interests for $6.6 million during the first and second quarters of 1998 for a gain of approximately $5.2 million.

Employees and Subcontractors

         At December 31, 1997, the Company employed 180 persons, including 49 in management and administration, 42 in sales and marketing, and 89 involved in construction operations. The employees are not unionized, and the Company believes that its employee relations are good. The company acts solely as a general contractor and all construction operations are conducted through project managers and field superintendents who manage third party subcontractors. The Company utilizes independent contractors for construction, architectural and advertising services, and believes that its relations with subcontractors and independent contractors are good.

Facilities

         The Company leases approximately 11,000 square feet of office space for its corporate headquarters from a limited liability company ("LLC") owned by Messrs. Cleverly and Hilton in an approximately 14,000 square foot office building in Scottsdale, Arizona. The Company leases the space on a five-year lease (ending September 1, 1999), net of taxes, insurance and utilities, at an annual rate which management believes is competitive with lease rates for comparable space in the Scottsdale area. Rents paid to the LLC totaled $192,487 and $173,160 during fiscal years 1997 and 1996, respectively. The Company has an option to expand its space in the building and to renew the lease for additional terms at rates which are competitive with those in the market at such time. Management believes that the terms of the lease are no less favorable than those which it could obtain in an arm's length negotiated transaction. The Company leases approximately 1,500 square feet of office space in Tucson, Arizona. The lease term is for 37 months commencing on October 1, 1995 at an initial annual rent of approximately $20,600, increasing during the term of the lease to an ending rate of approximately $23,600.

         The Company leases approximately 13,000 square feet of office space in Plano, Texas from a partnership owned by John and Eleanor Landon. The annual rent under the lease is $163,175. The lease expires May 15, 2002. Management believes that the terms of the lease are no less favorable than those which it could obtain in an arm's length negotiated transaction. The Company also leases approximately 1,134 square feet of office space in Austin, Texas at an annual rent of $20,412, with the lease expiring on March 31, 1998, and approximately 934 square feet of office space in Houston, Texas at an annual rent of $9,527, and with an expiration date of July 1,

1998.

         The Company also leases, on a triple net basis, 15 model homes at a total monthly lease amount of $43,600. Such leases are for terms ranging from three months to 27 months, with renewal options ranging from 30 days to over 1 year, on a month-to-month basis.

Legal Proceedings

         The Company is involved in various routine legal proceedings incidental to its business. Management believes that none of these legal proceedings, certain of which are covered by insurance, will have a material adverse impact on the financial condition or results of operations of the Company.

Year 2000 Compliance

         Many currently installed computer systems and software products, including several used by the Company, are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Therefore, the Company's date critical functions related to the Year 2000 and beyond may be adversely affected unless these computer systems are or become Year 2000 compliant. In January 1997, the Company developed a plan to address this problem and began converting its computer systems to be Year 2000 compliant. The plan provides for the conversion efforts to be completed by the end of 1999. The Company is expensing all costs associated with these systems changes as the costs are incurred. These costs are not expected to be material.

                          DESCRIPTION OF CAPITAL STOCK

         The following summary of certain provisions of the Company's capital stock describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Company's articles of incorporation and by-laws and by the provisions of applicable law.

Common Stock

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, $0.01 par value. As of May 5, 1998, there were 5,316,692 shares of Common Stock outstanding, held of record by 350 holders. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock have no preemptive (other than as determined in the sole discretion of the board of directors of the Company), subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares subject to Warrants will be, when issued and paid for, fully-paid and nonassessable. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may issue in the future. The Company is not currently authorized to issue preferred stock under its Articles of Incorporation.

         The Company's Articles of Incorporation contain a provision allowing action to be authorized by the affirmative vote of the holders of a majority of the total number of shares of Common Stock outstanding and entitled to vote thereon notwithstanding any provision of law requiring the authorization of the action by a greater proportion than such a majority. This provision may allow authorization of certain extraordinary transactions and amendment of the Company's Articles of Incorporation, including an amendment changing the terms or contract rights of any of its outstanding Common Stock by classification, reclassification, or otherwise, by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding. But for such provision, under Maryland law, such extraordinary transactions and amendment of the Articles of Incorporation of the Company, with certain limited exceptions, would require the affirmative vote of the holders of two-thirds of the outstanding Common Stock entitled to vote thereon. The Common Stock is also subject to significant restrictions on transfer. See "The Merger - Amendment to Articles of Incorporation" and "The Merger - NOL Carryforward."

Warrants

         The Warrants were issued in October 1994 and are governed by the Warrant Agreement effective as of October 17, 1994 (the "Warrant Agreement") between the Company and Norwest Bank Minnesota, N.A. (the "Warrant Agent"). Holders of Warrants are referred to the Warrant Agreement which is included as an exhibit to the Registration Statement for a complete statement of the terms of the Warrants. The following summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement. Capitalized terms used in this "Description of the Warrants" and not defined herein have the meanings given to them in the Warrant Agreement. The description of the Warrants herein will also apply to the Company Warrants.

         Each Warrant entitles the holder to purchase one share of the Company's Common Stock for $4.0634 per share (the "Purchase Price"), subject to adjustment as described herein. At the time of exercise of a Warrant, the Warrant holder will also receive an additional .2069 shares of the Contingent Warrant Stock for each Warrant exercised, without the payment of any additional consideration or exercise price. See "The Merger - The Merger Consideration." The Company Warrants currently entitle the holders thereof to acquire, in the aggregate and including the Contingent Warrant Stock that will be acquired on exercise of the Company Warrants,150,602 shares of Common Stock. The Warrants became exercisable on the effective date of the Merger and will continue to be exercisable through October 15, 2001 except as provided in the following sentence. In the event that notice is given in accordance with the Warrant Agreement in connection with the liquidation, dissolution, or winding up of the Company, the right to exercise the Warrants will expire at the close of business on the third full business day before the date specified in such notice as the record date for determining registered holders entitled to receive any distribution upon such liquidation, dissolution, or winding up. The Company may not redeem the Warrants.

         On the effective date of the Merger, the Monterey Warrants were converted into Warrants of the Company, and the Company assumed all of the rights and obligations of the Monterey Entities under the Warrant Agreement.

         The Warrants may be exercised in whole or in part by surrendering at the office of the Warrant Agent in Minneapolis, Minnesota, the Warrant Certificate evidencing such Warrants, together with a subscription in the form set forth on the reverse of the Warrant Certificate, duly executed and accompanied by payment of the Purchase Price, in U.S. dollars, by tender of federal funds or a certified or bank cashier's check, payable to the order of the Warrant Agent. As soon as practicable after such exercise, the Company will cause to be issued and delivered to the holder or upon his order, in such name or names as may be directed by him, a certificate or certificates for the number of full shares of Common Stock to which he is entitled. If fewer than all of the Warrants evidenced by a Warrant Certificate are exercised, the Warrant Agent will deliver to the exercising Warrant holder a new Warrant Certificate representing the unexercised portion of the Warrant Certificate. Fractional shares will not be issued upon exercise of a Warrant, and in lieu thereof, the Company will pay to the holder an amount in cash equal to such fraction multiplied by the Current Market Price Per Share, determined in accordance with the Warrant Agreement.

         The person in whose name the certificate is to be issued will be deemed to have become the holder of record of the stock represented thereby on the date when the Warrant Certificate with the subscription duly executed and completed is surrendered and payment of the Purchase Price is made, unless the stock transfer books of the Company are closed on such date, in which case, such person will be deemed the record holder of the shares at the close of business on the next succeeding date on which the stock transfer books are opened.

         No service charge will be made for registration of transfer or exchange of any Warrant Certificate. The Company may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

         Subject to certain conditions and limitations, the number of Warrant Shares issuable upon the exercise of the Warrants and/or the Purchase Price are subject to adjustment in certain events including: (i) the issuance of Common Stock (including in certain cases the issuance in a public offering of any stock, securities, obligation, option, or other right or warrant that may be converted into, exchanged for, or satisfied in shares of Common Stock) for consideration per share less than the Purchase Price prior to such issue, (ii) the declaration of a dividend on Common Stock payable in Common Stock or the subdivision, combination, or issuance of capital stock in connection with a reclassification of Common Stock, (iii) any distribution of the Company's assets upon or with respect to its Common Stock as a liquidating or partial liquidating dividend, and (iv) the issuance of stock, securities, rights, options, or warrants to all holders of the Common Stock or in an integrated transaction where more than 99% of such instruments or securities are acquired by persons who, prior to the transaction, were security holders of the Company, entitling them to subscribe for or purchase Common Stock or securities convertible into Common Stock at a price per share less than the Current Market Price Per Share on the record date for the issuance of such securities, instruments, or rights or the granting of such securities, options, or warrants. The Current Market Price Per Share of the Company's Common Stock on any date is determined in reference to (i) the average of the daily closing prices (or if no sale is made on any trading date, the average of the closing bid and asked prices) for the thirty consecutive trading days commencing thirty-five trading days before such date, if the Company's Common Stock is listed on an exchange,
(ii) the average of the last reported sale price or prices or the mean of the last reported bid and asked prices reported by the National Association of Securities Dealers Automated Quotations System ("NASDAQ"), or if not so quoted on NASDAQ, as quoted on the National Quotations Bureau, Inc., for the thirty consecutive trading days commencing thirty-five days before such date, or (iii) if neither (i) or (ii) is applicable, the fair market value of the Common Stock as determined in good faith by the Board of Directors of the Company.

         In the event that the Company consolidates with, merges with or into, or sells all or substantially all of its assets (for a consideration consisting primarily of securities) to, another corporation, each Warrant thereafter shall entitle the holder to receive upon exercise, the number of shares of common stock or other securities or property which the holder would have received had the Warrant been exercised immediately prior to the consolidation, merger, or sale of assets.

         In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court. As a result, holders of the Warrants may not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

         The holders of unexercised Warrants are not entitled, by virtue of being holders, to exercise any rights as stockholders of the Company.

         Subject to certain requirements, from time to time the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing ambiguities, defects, inconsistencies, or manifest errors, provided that such amendments and supplements are not prejudicial to the rights of the Warrant holders as indicated by the general intent of the original language.

Maryland Law and Certain Charter Provisions

         The Company is incorporated in Maryland and is subject to the provisions of the Maryland General Corporations Law (the "MGCL"), certain of which provisions are discussed herein.

         Business Combinations. The MGCL prohibits certain "business combinations" (including, in certain circumstances and subject to certain exceptions, a merger, consolidation, share exchange, asset transfer, issuance of equity securities, or reclassification of securities) between a Maryland corporation and an Interested Stockholder or any affiliate of an Interested Stockholder. Subject to certain qualifications, an "Interested Stockholder" is a person (a) who beneficially owns 10% or more of the voting power of the corporation's shares after the date on which the corporation had 100 or more beneficial owners of its stock, or (b) is an affiliate or associate of the corporation and was the beneficial owner of 10% or more of the voting power of the corporation's shares, at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock. Unless an exemption applies, such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Unless an exemption applies, any business combination that is not so prohibited must be recommended by the board of directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by outstanding voting shares of the corporation, and (b) 66 2/3% of the votes entitled to be cast by the holders of voting shares of the corporation, other than voting shares held by the Interested Stockholder, or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected. The MGCL specifies a number of situations in which the business combination restrictions described above would not apply. For example, such restrictions would not apply to a business combination with a particular Interested Shareholder that is approved or exempted by the board of directors of a corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A Maryland corporation also may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of the same percentages and groups of the outstanding shares of voting stock of the corporation as described above for approval of a business combination. No such amendment to the charter of the Company has been effected.

         Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person or which that person isentitled to vote (other than by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 331/3%; (b) 331/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

         A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition or if any meeting of stockholders was held at which the rights of such shares were considered, as of the date of such meeting. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

         The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or excepted by a provision in the charter or bylaws of the corporation. Neither the Company's charter nor its Bylaws has provisions exempting any control share acquisitions.

         Limitation of Liability and Indemnification of Directors. Under the MGCL, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's charter contains a provision limiting the personal liability of officers and directors to the Company and its stockholders for money damages to the fullest extent permitted under Maryland law.

         In addition, with certain exceptions, the MGCL permits a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The Company's charter provides that it will indemnify (i) its directors to the full extent allowed under Maryland law,
(ii) its officers to the same extent it shall indemnify its directors, and (iii) its officers who are not directors to such further extent as shall be authorized by the board of directors and be consistent with law.

Warrant Agent, Transfer Agent and Registrar

         The warrant agent is Norwest Bank Minnesota, N.A. and its address is Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-0069. The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services, 235 Montgomery Street, San Francisco, California 94104.

                    PRICE OF COMMON STOCK AND DIVIDEND POLICY

Price of Common Stock

         The Company's Common Stock is publicly traded on the NYSE under the ticker symbol "MTH." The following table sets forth the high and low closing sales prices, adjusted for stock splits, of the Common Stock, as reported by the NYSE, for the periods indicated below.

                                                   High                   Low
                                                   ----                   ---
1998
First Quarter                                   $19 15/16               $12 7/16

1997
Fourth Quarter                                     14 3/4                11 3/16
Third Quarter                                      14 3/4                  8 1/2
Second Quarter                                      8 3/4                  4 3/8
First Quarter                                       7 1/4                  5 1/2

1996
Fourth Quarter                                      7 7/8                  6 3/4
Third Quarter                                       8 1/4                  6
Second Quarter                                      8 5/8                  4 7/8
First Quarter                                       6                      4 1/8

1995
Fourth Quarter                                      5 5/8                  4 1/8
Third Quarter                                       6 3/8                  4 1/2
Second Quarter                                      6 3/8                  3 3/4
First Quarter                                       5 1/4                  3

         On May 5, 1998, the closing sales price of the Company's Common Stock as reported by the NYSE was $19 1/4 per share. At that date, the number of stockholder accounts of record of the Company's Common Stock was 350. The Company believes that there are approximately 3,500 beneficial owners of Common Stock.

Dividend Policy

         The Company did not pay any cash dividends in 1997. Cash dividends per share paid by the Company were $.06 in 1996, $.09 in 1995, $.06 in 1994, and $.09 in 1993, representing distributions of taxable income arising out of the Company's status as a REIT. The Company's loan and debt agreements contain certain covenants that restrict the payment of dividends if the financial condition, results of operation, and capital requirements of the Company fail to meet certain specified levels. In addition, the Company's board of directors has indicated that the Company will not pay any permitted cash dividends for the foreseeable future. Instead, the Company's board intends to retain earnings to finance the growth of the Company's business. The future payment of cash dividends, if any, will depend upon the financial condition, results of operations, and capital requirements of the Company, as well as other factors deemed relevant by the board.

                                  LEGAL MATTERS

         The validity of the issuance of the Shares has been passed on for the Company by Hughes & Luce, L.L.P., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for the years then ended included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of the Company for the year ended December 31, 1995, included in this Prospectus have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                           Monterey Homes Corporation



Report of Independent Auditors...............................................F-2

Report of Independent Auditors...............................................F-3

Consolidated Balance Sheets..................................................F-4

Consolidated Statements of Earnings..........................................F-5

Consolidated Statements of Stockholders' Equity..............................F-6

Consolidated Statement of Cash Flows.........................................F-7

Notes to Consolidated Financial Statements...................................F-8

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Stockholders of Monterey Homes Corporation

     We have audited the accompanying consolidated balance sheets of Monterey Homes Corporation and subsidiaries (previously known as Homeplex Mortgage Investments Corporation and subsidiaries) as of December 31, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity, and cash flows the for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the financial position of Monterey Homes Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                     KPMG PEAT MARWICK LLP

Phoenix, Arizona
February 11, 1998

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Stockholders of Monterey Homes Corporation

     We have audited the consolidated balance sheet of Monterey Homes Corporation and subsidiaries (previously known as Homeplex Mortgage Investments Corporation and subsidiaries) as of December 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monterey Homes Corporation and subsidiaries as of December 31, 1995 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                                     ERNST & YOUNG LLP

Phoenix, Arizona
February 13, 1996

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                   December 31,
                                                                              1997                  1996
                                                                              ----                  ----
Assets
        Cash and cash equivalents                                      $      8,245,392      $     15,567,918
        Short-term investments                                                       --             4,696,495
        Real estate under development                                        65,294,654            35,991,142
        Option deposits                                                       3,070,420               546,000
        Real estate loans and other receivables                                 985,708             2,623,502
        Residual interests                                                    1,421,754             3,909,090
        Deferred tax asset                                                   10,404,000             6,783,000
        Goodwill                                                              5,970,773             1,763,488
        Property and equipment, net                                             706,702               266,101
        Other assets                                                            534,101               673,994
                                                                       ----------------      ----------------
                               Total Assets                            $     96,633,504      $     72,820,730
                                                                       ================      ================

Liabilities
        Accounts payable and accrued liabilities                       $     21,171,301      $     10,569,872
        Home sale deposits                                                    6,204,773             4,763,518
        Notes payable                                                        22,892,250            30,542,276
                                                                       ----------------      ----------------

                               Total Liabilities                             50,268,324            45,875,666
                                                                       ----------------      ----------------

Stockholders' Equity
        Common stock, par value $.01 per share;  50,000,000
        shares authorized; issued and outstanding  - 5,255,440
        shares at December 31, 1997, and 4,580,611 shares at
        December 31, 1996                                                        52,554                45,806
        Additional paid-in capital                                           97,819,584            92,643,658
        Accumulated deficit                                                 (51,096,675)          (65,334,117)
        Treasury stock - 53,046 shares                                         (410,283)             (410,283)
                                                                       -----------------     ----------------

                               Total Stockholders' Equity                    46,365,180            26,945,064
                                                                       ----------------      ----------------



        Total Liabilities and Stockholders' Equity                     $     96,633,504      $     72,820,730
                                                                       ================      ================

           See accompanying notes to consolidated financial statements

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                       CONSOLDIATED STATEMENTS OF EARNINGS

                                                                       Years Ended December 31,
                                                            1997                    1996                1995
                                                            ----                    ----                ----
Home sales revenue                                       $    149,384,548
Land sales revenue                                                245,000
Cost of home sales                                           (124,368,782)
Cost of land sales                                               (225,000)
                                                         ----------------
        Gross profit                                           25,035,766

Residual interest and real estate loan interest income          5,088,693       $    1,610,386      $     2,901,353
Mortgage company income, net                                      207,784                   --                   --
Selling, general and administrative expense                   (15,106,199)          (1,683,407)          (1,599,157)
Interest expense                                                 (165,173)            (237,945)            (868,414)
Other income, net                                                 138,487              633,449              663,343
                                                         ----------------       --------------      ---------------

Earnings before income taxes and extraordinary loss            15,199,358              322,483            1,097,125
Income taxes                                                     (961,916)             (26,562)                  --
                                                         -----------------      ---------------     ---------------
Earnings before extraordinary loss                             14,237,442              295,921            1,097,125
Extraordinary loss from early extinguishment of debt                   --             (148,433)                  --
                                                         ----------------       ---------------     ---------------

Net earnings                                             $     14,237,442       $      147,488      $     1,097,125
                                                         ================       ==============      ===============

Basic earnings per share                                 $           2.93       $          .05      $           .34
                                                         ================       ==============      ===============

Diluted earnings per share                               $           2.68       $          .04      $           .34
                                                         ================       ==============      ===============

           See accompanying notes to consolidated financial statements

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              Years Ended December 31, 1997, 1996 and 1995
                                                                       Additional
                                            Number of     Common        Paid-In        Accumulated       Treasury
                                              Shares      Stock         Capital          Deficit          Stock          Total
                                              ------      -----         -------          -------          -----          -----
Balance at December 31, 1994               3,291,885   $     32,919   $ 84,112,289    $(66,092,904)    $   (410,283)  $ 17,642,021
Net earnings                                     ---            ---            ---       1,097,125              ---      1,097,125
Cash dividends        ................           ---            ---            ---        (291,496)             ---       (291,496)
                                        ------------   ------------   ------------    ------------     ------------   ------------

Balance at December 31, 1995               3,291,885         32,919     84,112,289     (65,287,275)        (410,283)    18,447,650
Net earnings     .....................           ---            ---            ---         147,488              ---        147,488
Cash dividends        ................           ---            ---            ---        (194,330)             ---       (194,330)
Shares issued in connection with
   Merger      .......................     1,288,726         12,887      8,531,369             ---              ---      8,544,256
                                        ------------   ------------   ------------    ------------     ------------   ------------

Balance at December 31, 1996               4,580,611         45,806     92,643,658     (65,334,117)        (410,283)    26,945,064
Net earnings                                      --             --             --      14,237,442               --     14,237,442
Exercise of employee stock options....         8,162             81        118,510              --               --        118,591
Shares issued in connection with the
    Legacy Combination    ............       666,667          6,667      3,393,335              --               --      3,400,002
Stock option and contingent stock
   compensation expense...............            --             --      1,664,081              --               --      1,664,081
                                        ------------   ------------   ------------    ------------     ------------   ------------
Balance at December 31, 1997               5,255,440   $     52,554     97,819,584    $(51,096,675)    $   (410,283)  $ 46,365,180
                                        ============   ============   ============    =============    =============  ============

           See accompanying notes to consolidated financial statements

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Years Ended December 31,
                                                                     1997             1996           1995
                                                                     ----             ----           ----
Cash flows from operating activities:
        Net earnings .........................................   $ 14,237,442    $    147,488    $  1,097,125
        Adjustments to reconcile net earnings to net
          cash provided by operating activities:
        Extraordinary loss from early extinguishment of
           debt ..............................................           --           148,433            --
        Depreciation and amortization ........................        376,916          38,300         122,970
        Stock option compensation expense ....................      1,664,081            --              --
        Gain on sales of residual interest ...................     (3,067,829)           --              --
        Increase in real estate under development ............    (10,575,738)           --              --
        Increase in option deposits ..........................     (1,712,139)           --              --
        Decrease in other receivables and other assets .......      2,237,295         153,350         370,454
        Amortization of residual interests ...................         55,165       1,548,076       2,196,394
        Increase (decrease) in accounts payable and
           accrued liabilities and home sale deposits ........      3,461,023         317,094        (272,828)
                                                                 ------------    ------------    ------------
           Net cash provided by operating activities .........      6,676,216       2,352,741       3,514,115
                                                                 ------------    ------------    ------------

Cash flows from investing activities:
        Purchases of property and equipment ..................       (174,257)           --              --
        Cash acquired in Combination/Merger ..................      1,306,998       6,495,255            --
        Cash paid for acquisition, net of cash acquired ......     (1,952,857)       (779,097)           --
        Principal payments received on real estate loans .....      2,124,544       3,710,000       9,114,000
        Real estate loans funded .............................       (428,272)     (1,358,457)     (3,902,000)
        (Increase) decrease in short term investments ........      4,696,495       4,272,605      (8,969,100)
        Proceeds from sales of residual interest .............      5,500,000            --              --
        Decrease in funds held by Trustee ....................           --         5,637,948       1,082,549
                                                                 ------------    ------------    ------------
           Net cash provided by (used in) investing activities     11,072,651      17,978,254      (2,674,551)
                                                                 ------------    ------------    ------------

Cash flows from financing activities:
        Borrowings ...........................................     67,900,899            --              --
        Repayment of borrowings ..............................    (92,896,553)     (7,818,824)     (3,964,000)
        Stock options exercised ..............................        118,591            --              --
        Dividends paid .......................................       (194,330)       (291,496)       (194,330)
                                                                 ------------    ------------    ------------
           Net cash used in financing activities .............    (25,071,393)     (8,110,320)     (4,158,330)
                                                                 ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents .........     (7,322,526)     12,220,675      (3,318,766)
Cash and cash equivalents at beginning of year ...............     15,567,918       3,347,243       6,666,009
                                                                 ------------    ------------    ------------
Cash and cash equivalents at end of year .....................   $  8,245,392    $ 15,567,918    $  3,347,243
                                                                 ============    ============    ============


Supplemental information:
        Cash paid for interest ...............................   $  3,801,764    $    286,276    $    804,113
        Cash paid for income taxes ...........................   $     49,871    $       --      $       --

           See accompanying notes to consolidated financial statements

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

        Business. Monterey Homes Corporation (the "Company") is engaged in the development, construction, marketing and sale of new high quality, single family homes in the semi-custom luxury, move-up and entry level markets.

        The Company was originally formed as a real estate investment trust ("REIT"), investing in mortgage-related assets, and selected real estate loans. On December 31, 1996, the Company acquired by merger (the "Merger") the homebuilding operations of various entities operating under the Monterey Homes name (the "Monterey Entities"), and is phasing out the Company's mortgage-related operations. The Monterey Entities have been building homes in Arizona for over 12 years, specializing in semi-custom, luxury homes and move-up homes. In connection with the merger, the management of the Monterey Entities assumed effective control of the Company.

        As part of a strategy to diversify its operations, on July 1, 1997, the Company combined with (the "Legacy Combination") the homebuilding operations of several entities operating under the name Legacy Homes ("Legacy"). Legacy has been operating in the Texas market since 1988, and designs, builds and sells entry-level and move-up homes. In connection with the transaction, John R. Landon, the founder and President of Legacy, joined senior management and became a Co-CEO and the Chief Operating Officer of the Company and joined the Board of Directors as a significant stockholder (See Note 9).

        Basis of Presentation. The consolidated financial statements include the accounts of Monterey Homes Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Results include the operations of Legacy from July 1, 1997.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents. Short-term investments with an initial maturity of three months or less are considered to be cash equivalents.

Real Estate Under Development. Real estate under development is valued in accordance with Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Accordingly, amounts are carried at cost unless expected future net cash flows (undiscounted and without interest) are less than cost and then amounts are carried at estimated fair value less cost to sell. Costs capitalized include direct construction costs for homes, development period interest and certain common costs which benefit the entire community. Common costs are allocated on a community by community basis to residential lots based on the number of lots to be built in the community, which approximates the relative sales value method.

        Deposits paid related to options and contracts to purchase land are capitalized and included in option deposits until the related land is purchased. Upon purchase of the land, the related option deposits are transferred to real estate under development.

        Cost of sales include land acquisition and development costs, direct construction costs of the home, development period interest and closing costs, and an allocation of common costs.

Income Recognition. Income from home sales is recognized when the homes are delivered and title passes to the buyer.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

Residual Interests. Interests relating to mortgage participation certificates and residual interest certificates are accounted for as described in Note 3.

Property and Equipment. Property and equipment are recorded at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets, which range from three to five years. Accumulated depreciation was approximately $375,700 and $156,600 at December 31, 1997 and 1996, respectively. Maintenance and repair costs are expensed as incurred.

Goodwill. The excess of purchase price over fair value of net assets acquired (goodwill) is amortized on a straight-line basis over a 20 year period. Accumulated amortization was approximately $162,500 at December 31, 1997. There was no amortization of goodwill prior to the Merger at December 31, 1996. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on
projected   discounted  future  operating  cash  flows  using  a  discount  rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of earnings as an adjustment to the effective income tax rate in the period that includes the enactment date.

Earnings Per Share. The Company adopted SFAS No. 128, "Earnings Per Share" in 1997 and restated all prior periods in accordance with its provisions. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Fair Value of Financial Instruments. The carrying amounts of receivables, cash and cash equivalents, option deposits, accounts payable and accrued liabilities and home sale deposits approximate fair value due to the short term maturity of these assets and liabilities. The short-term investments in 1996 are recorded at fair value. The fair value of the Company's residual interests is discussed in
Note 3. The carrying amount of the Company's notes payable approximates fair value because the notes are at interest rates comparable to market rates based on the nature of the loans, their terms and remaining maturity. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are subjective and not necessarily indicative of the amounts the Company would pay or receive in actual market transactions.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

        Disclosure of the fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments."

Stock Option Plans. Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the measurement provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Year 2000. In January 1997, the Company developed a plan to address the Year 2000 problem and began converting its computer systems to be Year 2000 compliant. The plan provides for the conversion efforts to be completed by the end of 1999. The Year 2000 problem is a result of computer programs being written using two digits rather than four to define the applicable year. The Company is expensing all costs associated with these system changes as the costs are incurred.

Reclassifications.  Certain prior period amounts have been  reclassified  in the
consolidated   financial   statements   to  conform  with  the  current   period
presentation.


NOTE 3 - RESIDUAL INTERESTS

        The Company owns residual interests in collateralized mortgage obligations (CMOs) and in mortgage participation certificates (MPCs) (collectively residual interests). The residual interests are accounted for using the prospective net level yield method, in which the interest is recorded at cost and amortized over the life of the related CMO or MPC issuance.

        Based on prevailing market interest rates and discussions with brokers and investors who trade residual interests, Management believes that the estimated fair value of the Company's residual interests, in the aggregate, was approximately $6,600,000 at December 31, 1997, and $7,000,000 at December 31, 1996.


NOTE 4 - REAL ESTATE UNDER DEVELOPMENT AND CAPITALIZED INTEREST

The components of real estate under development at December 31 are as follows (in thousands):

                                                    1997       1996
                                                    ----       ----
Homes under contract, in production              $  30,523   $ 13,782
Finished lots and lots under development            28,471     18,364
Model homes and homes held for resale                6,301      3,845
                                                 ---------   --------
                                                 $  65,295   $ 35,991
                                                 =========   ========

        The Company capitalizes certain interest costs incurred on homes in production and lots under development. Such capitalized interest is allocated to inventory and included in cost of home sales when the units are delivered. The following tables summarize interest capitalized and interest expensed (dollars in thousands):

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

                                                   Year Ended December 31,
                                                       1997       1996
                                                       ----       ----
Beginning unamortized capitalized interest....     $       -    $     N/A
Interest capitalized..........................         3,679          N/A
Amortized cost of home sales..................         1,789          N/A
                                                   ---------    ---------
Ending unamortized capitalized interest.......     $   1,890    $     N/A
                                                   =========    =========

Interest incurred.............................     $   3,844    $     238
Interest capitalized..........................         3,679          N/A
                                                   ---------    ---------
Interest expense..............................     $     165    $     238
                                                   =========    =========


        Had capitalized interest maintained its character in purchase accounting after the Merger and Legacy Combination, interest amortized by the Company (See
Note 9) through cost of home sales would have been approximately $4.2 million in 1997.

NOTE 5 - NOTES PAYABLE

        Notes payable consist of the following at December 31:

                                                                               1997           1996
                                                                               ----           ----
$30 million bank construction line of credit, interest
    payable monthly approximating prime (8.5% at December
    31, 1997), plus .25% payable at the earlier of close of
    escrow, maturity date of individual homes within the line
    or June 19, 2000, secured by first deeds of trust on land.........     $  4,663,973   $  7,299,159

$40 million bank construction line of credit, interest payable monthly approximating prime, payable at the earlier of close of escrow, maturity date of individual homes within the line or
    August 1, 1998, secured by first deeds of trust on land...........        9,769,567             --

$20 million bank acquisition and development credit facility, interest payable monthly approximating prime plus 5%,
    payable at the earlier of funding of construction financing, the maturity date of individual projects within the line or
    June 19, 2000, secured by first deeds of trust on land............        2,393,935      9,628,993

Short-term bank credit facility, paid in full, June 1997..............               --      5,552,500

Senior subordinated unsecured notes payable, maturing October
    15, 2001, annual interest of 13%, payable semi-annually,
    principal payable at maturity date with a put to the
   Company at June 30, 1998, at 101% of face value....................        6,000,000      8,000,000

Other   ..............................................................           64,775         61,624
                                                                           ------------   ------------

        Total     ....................................................     $ 22,892,250   $ 30,542,276
                                                                           ============   ============

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

Scheduled maturities of the notes payable as of December 31, 1997 are as follows:

                                                       Year ending
                                                       December 31,
                                                       ------------
                               1998............      $    16,892,250
                               1999............                  ---
                               2000............                  ---
                               2001............            6,000,000
                               Thereafter......                  ---
                                                     ---------------
                                                     $    22,892,250
                                                     ===============

        In August, 1997, $2,000,000 of the senior subordinated bonds were repurchased by the Company. Approximately $3,000,000 of the bonds were held by the Co-Chief Executive Officers of the Company at December 31, 1997.

NOTE 6 - EARNINGS PER SHARE

        A summary of the reconciliation from basic earnings per share to diluted earnings per share for the years ended December 31, 1997, 1996 and 1995 follows (in thousands, except for per share amounts):

                                                           1997      1996       1995
                                                           ----      ----       ----
Net earnings                                            $  14,237  $    147  $   1,097
Basic EPS - Weighted average shares outstanding             4,864     3,242      3,246
                                                        ---------  --------  ---------

Basic earnings per share                                $    2.93  $    .05  $     .34
                                                        =========  ========  =========

Basic EPS - Weighted average shares outstanding             4,864     3,242      3,246

Effect of dilutive securities
    Contingent shares and warrants                            114        --         --
    Stock options                                             330        93         --
                                                        ---------  --------  ---------

Dilutive EPS - Weighted average shares outstanding          5,308     3,335      3,246
                                                        ---------  --------  ---------

Diluted earnings per share                              $    2.68  $    .04  $     .34
                                                        =========  ========  =========

Antidilutive stock options not included in diluted EPS          4         4         92
                                                        =========  ========  =========

        Basic and diluted earnings per share for the extraordinary loss in 1996 were $.05 and $.04, respectively.


NOTE 7 - STOCK OPTIONS AND CONTINGENT STOCK

        At December 31, 1997, the Company had two stock based compensation plans which are described below. The per share weighted average fair values of stock options granted during 1997 and 1996 were $4.58 and $1.63, respectively, on the dates of grant using the Black Scholes pricing model with the following weighted average assumptions for 1997 and 1996, respectively; expected dividend yield 1.2% and 1.4%, risk-free interest rate of 6.0% and 5.85%, expected volatility of 43% and 36% and an expected life

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
of five years. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. No compensation cost has been recognized for its stock based compensation plan (which is a fixed stock option plan). Had compensation cost for the Company's stock based compensation plan been determined consistent with FASB Statement No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           1997          1996
                                                           ----          ----
      Net earnings (loss) ..............  As reported  $ 14,237,442  $  147,488
                                          Pro forma      13,892,442    (151,345)
      Diluted earnings (loss) per share.  As reported  $       2.68        $.04
                                          Pro forma    $       2.62       ($.05)


        The Company's Stock Option Plans are administered by the Compensation Committee of the Board of Directors. The plans provide for qualified stock options which may be granted to the Company's key personnel, and non-qualified stock options which may be granted the Company's Directors and key personnel. The purpose of the plans are to provide a means of performance-based compensation in order to attract and retain qualified personnel whose job performance affects the Company.

The Homeplex Plan

        The 1998 Homeplex Mortgage Investments Corporation Stock Option Plan (the "Homeplex Plan") was in effect at the time of the Merger. No new grants will be issued under this plan, and the options will expire on December 31, 1998.

        Option holders received, at no additional cost, DER's which entitled them to receive, upon exercise of the options, additional shares calculated based on the dividends declared during the period from the grant date to the exercise date. At December 31, 1997 and 1996, accounts payable and accrued liabilities in the accompanying balance sheets include approximately $778,600 and $850,000, respectively, related to the Company's granting of DER's. This liability will remain in the consolidated balance sheets until the options to which the DER's relate are exercised, canceled or expire.

        Under the Homeplex Plan, an exercising optionholder also has the rights to require the Company to purchase some or all of the optionholder's shares of the Company's common stock. That redemption right is exercisable by the optionholder only with respect to shares (including the related dividend equivalent rights) that the optionholder has acquired by exercise of an option under the Plan. Furthermore, the optionholder can only exercise redemption rights within six months from the last to expire of (i) the two year period commencing with the grant date of an option, (ii) the one year period commencing with the exercise date of an option, or (iii) any restriction period on the optionholder's transfer of shares of common stock acquired through exercise of options. The price for any shares repurchased as a result of an optionholder's exercise of his redemption rights is the lesser of the book value of those shares at the time of redemption or the fair market value of the shares on the original date the options were exercised.

The Monterey Plan

        At the 1997 Annual Meeting of Stockholders held on September 25, 1997, a new stock option plan was approved by stockholders. The plan authorizes grants of incentive stock options and non-qualified stock options to executives, directors and consultants of the Company. A total of 225,000 shares of the Company's common stock were reserved for issuance upon exercise of stock options granted under the new plan, of which 150,000 were granted in 1997. The options expire ten years after the date of grant.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

        In addition to the above referenced options, in December 1995, in connection with the renegotiation of the prior Chief Executive Officer's Employment Agreement, the Company replaced his annual salary of $250,000 plus bonus with 250,000 non-qualified stock options which became fully vested upon the Merger at December 31, 1996. The exercise price of the options is $4.50 per share which was equal to the closing market price of the common stock on grant date. The options will expire in December 2000.

        In connection with the Merger and Legacy Combination, Mssrs. Cleverly, Hilton and Landon each received 166,667 non-qualified stock options which vest equally over three years. The exercise price of the options is $5.25 per share which was negotiated at the time of the Merger. Mr. Cleverly's and Mr. Hilton's options will expire in December, 2002 and Mr.
Landon's will expire in June, 2001.

        The following  summarizes  stock option  activity under the Stock Option
Plans:

                                                 1997              1996              1995
                                                 ----              ----              ----
Options outstanding at beginning of year            732,975            398,392          132,240
Employment options granted                               --                 --          250,000
Options granted                                     150,000              1,249           27,576
Merger/Legacy Combination options
   granted                                          166,667            333,334               --
Options exercised                                    (8,162)                --               --
Options canceled                                         --                 --          (11,424)
                                            ---------------    ---------------    -------------
Options outstanding at of year                    1,041,480            732,975          398,392
                                            ===============    ===============    =============

Options exercisable at end of year                  515,090            399,941          120,634

Price range of options exercised              $4.37 - $6.38

Price range of options outstanding           $3.62 - $13.32     $3.62 - $13.32   $3.62 - $13.32

Total shares reserved                             1,383,146            666,307          398,392

On December 31, 1996, in connection with the Merger, 266,666 shares of contingent stock were reserved to be issued equally to Mr. Cleverly and Mr. Hilton on the first, second and third anniversaries of the Merger, provided that stock trading prices meet certain thresholds and that the Officer is an employee of the Company at the time of issuance. Of these shares, 43,947 shares were reserved to be issued to warrantholders upon exercise of the warrants. Upon expiration, if the warrants are unexercised, the reserved shares will be issued equally to Mr. Cleverly and Mr. Hilton. As of December 31, 1997, all price thresholds had been exceeded, and Mr. Cleverly and Mr. Hilton were each due a total of 44,444 shares of common stock, which were issued to them subsequent to year end.


NOTE 8 - COMMITMENTS AND CONTINGENCIES

        The Company leases office facilities, model homes and equipment under various operating lease agreements. Approximate future minimum lease payments for noncancellable operating leases as of December 31, 1997 are as follows:

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

                                                       Year Ending
                                                       December 31,
                                                       ------------
                               1998.............        $  825,487
                               1999.............           425,869
                               2000.............           216,000
                               Thereafter.......                 0
                                                        ----------
                                                        $1,467,356
                                                        ==========

        Rental expense was $1,185,372 and $21,780 for the years ended December 31, 1997 and 1996, respectively.

        The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the Company's financial statements taken as a whole.


NOTE 9 - HOMEPLEX / MONTEREY MERGER AND LEGACY HOMES COMBINATION

        On December 23, 1996, the stockholders of Homeplex Mortgage Investments Corporation, now known as Monterey Homes Corporation (the "Company"), approved the Merger (the "Merger") of Monterey Homes Construction II, Inc. and Monterey Homes Arizona II, Inc., both Arizona corporations (collectively, the "Monterey Entities"), with and into the Company. The Merger was effective on December 31, 1996, and the Company's focus is now on homebuilding as its primary business. Ongoing operations of the Company are managed by the two previous stockholders of the Monterey Entities, who at the time of the Merger became Co-Chief Executive Officers, with one serving as Chairman and the other as President. At consummation of the Merger, 1,288,726 new shares of common stock, $.01 par value per share, were issued equally to the Chairman and President.

        The total consideration paid by the Company for the net assets of the Monterey Entities was $9,323,353. This amount included 1,288,726 shares of the Company's common stock valued at $8,544,256 and $779,097 of transaction costs. The purchase method of accounting was used by the Company, and the purchase price was allocated among the Monterey net assets based on their estimated fair market value at the date of acquisition, resulting in goodwill of $1,763,488, which will be amortized over 20 years.

        On May 29, 1997, the Company signed a definitive agreement with Legacy Homes, Ltd., Legacy Enterprises, Inc. and John and Eleanor Landon (together, "Legacy Homes"), to acquire the homebuilding and related mortgage service business of Legacy Homes, Ltd. and its affiliates. This transaction was effective on July 1, 1997. Legacy Homes is a builder of entry-level and move-up homes headquartered in the Dallas/Fort Worth metropolitan area and was founded in 1988 by its current President, John Landon.

        Consideration for the Legacy Combination consisted of approximately $1.5 million in cash, 666,667 shares of the Company's common stock valued at $3.4 million and $370,000 in transaction costs. The purchase method of accounting was used by the Company, and the purchase price was allocated among the Company's net assets based on their estimated fair market value at the date of the transaction, resulting in goodwill of approximately $1.5 million, which is to be amortized over 20 years. In addition, deferred contingent payments not to exceed $15 million will be made by the Company through the year 2001. The 1997 contingent payment was approximately $2.8 million which was recorded as goodwill and will be amortized over 20 years.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

        Also in connection with the Legacy transaction, John Landon entered into a four-year employment agreement with the Company and was appointed Chief Operating Officer and Co-Chief Executive Officer of the Company and President and Chief Executive Officer of the Company's Texas division. Mr. Landon was also granted an option to purchase 166,667 shares of the Company's common stock and was elected to the Company's Board of Directors.

        The following unaudited pro forma information presents a summary of consolidated results of operations of the Company as if the Merger and the Legacy Combination had occurred at January 1, 1996, with pro forma adjustments together with related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have resulted had the combination been in effect on the date indicated (in thousands except per share data).

                                                 Years Ended December 31,
                                                      (Unaudited)
                                                   1997            1996
                                                   ----            ----
          Home and land revenue.............   $ 189,358       $   172,868
          Net earnings......................   $  17,764       $    12,525
          Diluted net earnings per share ...   $    3.15       $      2.34


NOTE 10 - INCOME TAXES

        The components of income tax expense are:

                                                  1997             1996
                                                  ----             ----
                         Current:
                                 Federal       $     221,468     $     18,700
                                 State               740,448            7,862
                                               -------------     ------------
                                               $     961,916     $     26,562
                                               =============     ============

        Deferred income tax expense was -0- in 1997, 1996 and 1995 and current income tax expense was -0- in 1995 due to the Company's status as a REIT in 1995.

        Deferred tax assets and liabilities have been recognized in the consolidated balance sheets due to temporary differences and carryforwards as follows:

                                                   12/31/97            1997            12/31/96
                                                   --------            ----            --------
Net operating loss carryforward..............  $     16,270,000   $   (4,930,000) $      21,200,000
Residual interest basis differences..........           970,000       (1,130,000)         2,100,000
Real estate basis differences................           590,000          190,000            400,000
Debt issuance costs..........................           310,000           44,000            266,000
Deductible merger/acquisition costs..........           260,000          260,000                 --
AMT credit...................................           220,000          220,000                 --
Other                                                    80,000           (5,000)            85,000
                                               ----------------   --------------- -----------------
                                                     18,700,000       (5,351,000)        24,051,000
Valuation allowance..........................        (8,266,000)       8,972,000        (17,238,000)
                                               -----------------  --------------  ------------------
                                                     10,434,000        3,621,000          6,813,000
Deferred tax liabilities.....................           (30,000)              --            (30,000)
                                               -----------------  --------------  ------------------
        Net deferred tax asset...............  $     10,404,000   $    3,621,000  $       6,783,000
                                               ================   ==============  =================

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

        Management of the Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

Reconciliation of Effective Income Tax Expense:

        Income taxes differ for the years ended December 31, 1997 and 1996 from the amounts computed using the federal statutory income tax rate as a result of the following:

                                                                       1997           1996
                                                                       ----           ----
   Expected taxes at current federal statutory income tax rate  $    5,320,000    $    60,000
   State income taxes                                                  740,448          7,862
   Utilization of NOL                                               (5,320,000)       (60,000)
   Alternative minimum tax                                             221,468         18,700
                                                                --------------    -----------
                                  Income tax expense            $      961,916    $    26,562
                                                                ==============    ===========

Carryforwards.

        At December 31, 1997, the Company had federal and state net operating loss carryforwards of $43 million and $27 million, respectively. The federal and state carryforwards expire beginning in 2007 and 1998, respectively.


NOTE 11 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        Unaudited quarterly consolidated financial information for the years ended December 31, 1997 and 1996 is summarized as follows (in thousands except per share amounts):

                                                                  Net Earnings      Net Earnings
                                                    Revenue          (Loss)       (Loss) Per Share
                                                    -------          ------       ----------------
                1997 - Three months ended:
                March 31                          $   12,573    $        288       $      .06
                June 30                               24,544           1,958              .42
                September 30                          42,685           5,079              .87
                December 31                           69,828           6,912             1.17

                1996 - Three months ended:
                March 31                          $      635    $         84       $      .03
                June 30 (1)                              636             148              .04
                September 30                             530             314              .09
                December 31                              443            (399)            (.12)

------------

(1) Net earnings in the second quarter of 1996 includes an extraordinary charge of $148,000, or $.05 per share, to record the result of early extinguishment of debt.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES

NOTE 12 - SUBSEQUENT EVENTS

         Sale of Residual Interests

         On February 2, 1998, the Company sold five of the six remaining residual interests in mortgage securities for approximately $4.6 million, resulting in pre-tax earnings of approximately $3.2 million. The Company has also entered into an agreement to sell the final residual interest in the second quarter of 1998 for $2.0 million, which will result in pre-tax earnings of approximately $2.0 million.

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                                 --------------

                                TABLE OF CONTENTS



          Available Information.....................................1
          Forward-looking Statements................................1
          Prospectus Summary........................................2
          Risk Factors..............................................4
          Use of Proceeds...........................................7
          The Merger................................................7
          The Legacy Combination...................................12
          Selected Financial and Operating Data....................15
          Management's Discussion and Analysis of Financial
            Condition and Results of Operations....................16
          Business of the Company..................................20
          Description of Capital Stock.............................30
          Price of Common Stock and Dividend Policy................34
          Legal Matters............................................35
          Experts  ................................................35
          Index to Consolidated Financial Statements..............F-1


                                 256,345 SHARES

                                  COMMON STOCK


                                 MONTEREY HOMES
                                   CORPORATION



                                ----------------

                                   PROSPECTUS

                                ----------------





                                  JUNE 5, 1998

================================================================================